082-34793


09047387

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110


Coloplast

AR/S
9-30-09

# Annual report 2008/09

RECEIVED
2009 NOV 23 A 8:37

# Management's Report - Five-year financial highlights and key ratios

| DKK million | **2008/09** | 2007/08 | 2006/07 | 2005/06 | 2004/05[1] |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Revenue | 8,820 | 8,463 | 8,042 | 6,709 | 6,232 |
| Research and development costs | -389 | -415 | -319 | -244 | -215 |
| Operating profit before interest, tax, depreciation and amortisation (EBITDA) | 1,944 | 1,531 | 1,590 | 1,304 | 1,348 |
| Operating profit before special items | 1,475 | 1,154 | 1,061 | 939 | 1,026 |
| Operating profit (EBIT) | 1,395 | 994 | 749 | 879 | 1,000 |
| Net financial income and expenses | -184 | -2 | -154 | -222 | -163 |
| Profit before tax | 1,211 | 992 | 595 | 657 | 837 |
| Coloplast's share of profit for the year | 883 | 715 | 837 | 614 | 553 |
| **Revenue growth** | | | | | |
| Annual growth in revenue, % | 4 | 5 | 20 | 8 | 8 |
| Growth break down: | | | | | |
| Organic growth, % | 6 | 7 | 10 | 8 | 8 |
| Currency effect, % | -2 | -4 | -2 | 1 | 0 |
| Acquired business, % | 0 | 0 | 12 | 7 | 0 |
| Contract manufacturing, % | 0 | 2 | 0 | 0 | 0 |
| Divested business, % | 0 | 0 | 0 | -8 | 0 |
| **Balance sheet** | | | | | |
| Total assets | 7,963 | 7,981 | 7,750 | 7,982 | 5,915 |
| Invested capital | 6,442 | 7,014 | 6,874 | 7,996 | 5,386 |
| Net interest-bearing debt | 2,297 | 3,428 | 3,181 | 3,069 | 867 |
| Equity at year-end, Coloplast's share | 2,850 | 2,290 | 2,398 | 2,804 | 2,512 |
| **Cash flow and investments** | | | | | |
| Cash flow from operating activities | 1,830 | 1,324 | 1,064 | 991 | 1,353 |
| Cash flow from investing activities | -402 | -671 | 35 | -3,018 | -434 |
| Investment in property, plant and equipment, gross | 487 | 718 | 745 | 415 | 399 |
| Free cash flow | 1,428 | 653 | 1,099 | -2,027 | 919 |
| Cash flow from financing activities | -723 | -469 | -1,423 | 782 | -446 |
| **Key figures** | | | | | |
| Average number of employees, FTEs | 7,349 | 7,420 | 7,063 | 5,437 | 6,159 |
| Operating margin, EBIT, % | 16 | 12 | 9 | 13 | 16 |
| Operating margin, EBITDA, % | 22 | 18 | 20 | 19 | 22 |
| [2] Return on average invested capital before tax (ROIC), % | 21 | 14 | 10 | 15 | 18 |
| [2] Return on average invested capital after tax (ROIC), % | 15 | 10 | 6 | 10 | 12 |
| Return on equity, % | 34 | 31 | 30 | 23 | 23 |
| Ratio of net debt to EBITDA | 1.2 | 2.2 | 2.0 | 2.2 | 0.6 |
| Interest cover | 14 | 10 | 10 | 10 | 11 |
| Equity ratio, % | 36 | 29 | 31 | 35 | 42 |
| Rate of debt to enterprise value, % | 11 | 16 | 12 | 12 | 5 |
| Net asset value per share, DKK | 63 | 50 | 50 | 58 | 52 |
| **Per share data** | | | | | |
| Share price | 426 | 388 | 497 | 473 | 378 |
| Share price/net asset value per share | 7 | 8 | 10 | 8 | 7 |
| Average number of outstanding shares, millions | 43 | 44 | 46 | 46 | 47 |
| PE, price/earnings ratio | 21 | 25 | 27 | 36 | 32 |
| PE, price/earnings ratio, excl. discontinued operations | 21 | 25 | 61 | 43 | 32 |
| [3] Dividend per share, DKK | 7.00 | 6.00 | 9.00 | 4.00 | 3.50 |
| Pay-out ratio, % | 34 | 36 | 47 | 31 | 29 |
| Earnings per share (EPS) | 21 | 16 | 8 | 11 | 12 |
| Free cash flow per share | 33 | 15 | 24 | -42 | 19 |

1) Comparative figures are not restated for divestment of Breast Care.
2) The average invested capital for 2006/07 has been restated to reflect the divestment of Breast Care and Brachytherapy.
3) For 2008/09 the figure is the proposed dividend.
The key figures have been calculated and applied in accordance with "Recommendations & Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

# Contents

| | Side |
|---|---|
| Management's report | 2 |
| Corporate governance at Coloplast | 12 |
| Other board memberships | 15 |
| Management statement | 16 |
| Independent auditors' report | 17 |
| Income statement | 19 |
| Balance sheet | 20 |
| Statement of changes in equity and comprehensive income | 22 |
| Cash flow statement | 23 |
| Overview of notes | 25 |
| Shareholder information | 59 |
| Annual report of the parent company, Coloplast A/S | 61 |

# Management's report

## Core business activity

Coloplast develops and markets products and services that make life easier for people with medical conditions that are deeply private and personal. Coloplast works closely with users to develop solutions that meet their special needs. We call this intimate healthcare.

Coloplast operates in these business areas:

- Ostomy care products for people whose intestinal outlet has been rerouted through the abdominal wall
- Urology and continence care products for people suffering from diseases of the kidneys, the urinary system or the male reproductive system
- Dressings for the treatment of chronic wounds and skin care products for prevention and treatment.

We market and sell our products and services globally, and in most markets local healthcare authorities provide reimbursement for our products. We supply the products to hospitals, institutions as well as wholesalers and retailers. In selected markets, Coloplast is a direct supplier to consumers (homecare). We have our own sales subsidiaries in our principal markets and employ more than 7,000 people.

Since the beginning of 2009, Coloplast has pursued a strategy based on profitable growth. In other words, all business areas and geographical regions are required to contribute growth as well as a financial profit.

More specifically, Coloplast is focused on:

Ostomy & Continence Care

- enhancing growth as well as earnings in our core European markets
- making selective investments in countries outside of Europe

Urology, Wound & Skin Care

- strongly enhancing earnings through efficiency improvements and cost savings in order to invest in growth

The Group plans to generally reduce costs, among other things by continuing to relocate production to low-wage economies and on being strongly focused on maintaining cost-conscious behaviour.

## Financial highlights of 2008/09

The main focus in the 2008/09 financial year was on enhancing our consolidated profitability. We achieved our EBIT-margin target. Unfortunately, we did not reach our target for organic growth. The management considers the financial results for the year to be satisfactory, as we achieved the full-year profit target in spite of the lack of organic growth.

- Organic revenue growth was 6%. Changes in exchange rates reduced revenue growth by 2 percentage points. Revenue measured in Danish kroner was up by 4% to DKK 8,820m.

- Organic growth rates by business area: Ostomy Care 4%, Urology & Continence Care 9%, Wound & Skin Care 3%.

- Gross profit was up by 2% to DKK 5,103m, equal to a gross margin of 58%. Changes in exchange rates reduced the gross margin by 1 percentage point.

- EBIT was up by 40% to DKK 1,395m. Before special items, EBIT improved by 28%.

- The EBIT margin was 16% against 12% in 2007/08. Changes in exchange rates reduced the EBIT margin by 1 percentage point. The underlying EBIT margin was 17%.

- The free cash flow amounted to DKK 1,428m against DKK 653m last year.
- A share buy-back programme for DKK 1bn will be launched, scheduled to run in 2009/10 and 2010/11.
- The Board of Directors recommends that the shareholders attending the general meeting to be held on 1 December 2009 approve a dividend of DKK 7.00 per share, equal to a pay-out ratio of 34%, as compared with 36% last year.

## Financial guidance for 2009/10

Our financial guidance for the 2009/10 financial year is as follows:

- Organic revenue growth of 6–7%. Revenue growth measured in DKK is expected to be 4–5%.
- An EBIT margin of 17–18% at constant exchange rates and in DKK of 16-17%.
- Investments in property, plant and equipment of DKK 500–600m
- An effective tax rate of approximately 27%.

Coloplast's Board of Directors has reviewed the company's long-term financial guidance, which still calls for annual organic growth rates that are higher than the market growth and an EBIT margin of at least 20%.

The overall weighted market growth in Coloplast's markets is expected to be about 5%.

Our financial guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. We evaluate our long-term guidance annually in connection with the presentation of our full-year financial statements.

## Markets and their development

### Business areas

Measured in DKK, revenue was up by 4% to DKK 8,820m. Organic growth was 6% and changes in exchange rates reduced revenue growth by 2 percentage points.

### Sales performance by business area

| | *DKK million* | | *Growth composition* | | |
|---|---|---|---|---|---|
| | *2008/09 12 mth* | *2007/08 12 mth* | *Organic growth* | *Exchange rates* | *Reported growth* |
| Ostomy | 3,621 | 3,569 | 4% | -3% | 1% |
| Urology and Continence | 3,699 | 3,444 | 9% | -2% | 7% |
| Wound & Skin Care | 1,500 | 1,450 | 3% | 0% | 3% |
| **Net revenue** | **8,820** | **8,463** | **6%** | **-2%** | **4%** |

*Ostomy Care*

Sales of ostomy care products amounted to DKK 3,621m, an increase of 1%. Measured in DKK, revenue growth was adversely affected by the weaker GBP, in particular. Organic growth was 4%, affected especially by the challenges in the German market. Coloplast has taken a number of initiatives with the aim of turning the trends, and these initiatives are expected to have the intended effect. Excluding our operations in the German market, organic growth was 7%. The SenSura® product portfolio continues to drive growth in sales of ostomy care products. The SenSura® URO, for patients with a urostomy, was launched in the second quarter and the product is now available in most European markets.

Holding 35–40% of the market, Coloplast retains its market-leading position in the global market for ostomy care products. The global ostomy care market is worth about DKK 10bn and market growth is estimated at 4%.

*Urology & Continence Care*
Our Urology & Continence Care revenue rose by 7% to DKK 3,699m on 9% organic growth. Revenue growth in Continence Care was driven by sales of intermittent catheters, as especially SpeediCath® and Selfcath® sales remained very satisfactory. Peristeen® and the Conveen® product series both also generated very satisfactory sales growth. Launched in the second quarter, SpeediCath® Control, a product designed for users with low dexterity, is now available in ten national markets.

SpeediBag™ for users of SpeediCath® Compact, Peristeen® Anal Irrigation catheters for children, and Exair™, a surgical single-use set for rebuilding the pelvic floor, were launched in Q4.

Urology products again generated satisfactory sales growth, and sales of penile implants in the North American market continue to drive growth.

The continence care market is worth about DKK 10bn and market growth is estimated at 5–7%. Coloplast remains the global market leader, with a market share of 30–35%.

The part of the urology market in which Coloplast operates is worth about DKK 10bn, and market growth is expected to be 7–9%. Coloplast holds a 5–10% share of the combined global urology product market.

*Wound & Skin Care*
Sales of wound and skin care products were up by 3% to DKK 1,500m, and organic growth for the year was also 3%. Growth continues to be impacted by the very competitive markets and the resulting price pressure in major European markets.

Growth in the global wound and skin care market in which we operate amounts to 5–7%, and the market is worth about DKK 14bn. Coloplast retains a market share of 5–10%.

## Sales performance by region

| | *DKK million* | | *Growth composition* | | |
|---|---|---|---|---|---|
| | *2008/09 12 mth* | *2007/08 12 mth* | *Organic growth* | *Exchange rates* | *Reported growth* |
| Europe | 6,746 | 6,705 | 4% | -3% | 1% |
| Americas | 1,380 | 1,155 | 12% | 7% | 19% |
| Rest of the world | 694 | 603 | 8% | 7% | 15% |
| **Net revenue** | **8,820** | **8,463** | **6%** | **-2%** | **4%** |

*Europe*
Revenue measured in DKK was DKK 6,746m, which translates into reported growth of 1% against organic growth of 4%. The annual growth rate was adversely affected by weaker sales of ostomy care products in Germany. Organic growth in Europe excluding Germany was 7% for the full year, which is considered to be satisfactory. Our Urology and Continence Care business generated growth in line with expectations, while the market for wound and skin care products remains very competitive.

*The Americas*
Revenue in the Americas rose by 19% to DKK 1,380m. Organic growth was 12%, whereas the higher USD/DKK exchange rate lifted growth by 7 percentage points. Overall growth for continence care products in the region was supported by improved reimbursement rules for intermittent catheters in the USA.

*Rest of the World*
In the Rest of the World, revenue rose by 15% to DKK 694m on 8% organic growth. Developments in foreign exchange rates, especially JPY/DKK, added 7 percentage points to the growth performance. Ostomy Care accounts for most of the sales in this region, and growth fell short of expectations. In addition, the restructuring project in the Wound and Skin Care business had a negative impact on this business area.

## Gross profit

Gross profit rose by 2% to DKK 5,103m from DKK 4,998m last year.

The gross margin was 58%, against 59% last year. When adjusted for changes in exchange rates, the gross margin was 59%, which is in line with last year's figure. The gross margin remained affected by the increased price pressure, especially in the market for wound and skin care products, and by the growing proportion contributed by SenSura® and the new generation of Biatain® foam dressings, for which the production economy is not expected to improve until production is relocated to Hungary. In addition, we are not achieving full use from our production apparatus due to the lower-than-expected sales. This is being offset, however, by the improved production economy resulting from the relocation of production to Hungary and China.

## Capacity Costs

Distribution costs amounted to DKK 2,685m, equal to 30% of revenue, against 31% last year.

Administrative expenses amounted to DKK 614m, which equals 7% of revenue compared with 10% last year. The fall was mainly attributable to cost savings and efficiency-improving measures.

R&D costs were DKK 389m and accounted for 4% of revenue, against 5% last year.

Other operating income rose by DKK 18m to DKK 89m. Most of the increase was due to a DKK 47m profit recognised this year from the sale of a production facility in Kokkedal, Denmark, and other items, while a DKK 31m profit was recognised in 2007/08 from the sale of an office property in Kokkedal.

Special items amounted to DKK 80m, against DKK 160m last year. The amount consisted of costs related to reducing the number of employees working in production in Denmark and costs related to the organisational changes implemented in the Wound & Skin Care business and the DSU business.

## Operating profit (EBIT)

EBIT was DKK 1,395m against DKK 994m last year. The EBIT margin was 16% against 12% last year. The underlying EBIT margin excluding non-recurring items and at constant exchange rates was 17%, which is a 3 percentage point improvement on last year.

## Financial items and tax

Financial items amounted to a net expense of DKK 184m, against a net income of DKK 2m last year. The higher expenses were due to a combination of exchange rate adjustments and fair value adjustments of share options. Last year, we recognised large currency hedging gains on our main foreign exchange exposures, not least the pound sterling, whereas our positions this year were adversely affected by movements in Hungarian forint, in particular.

The higher price of Coloplast shares has resulted in a DKK 9m negative fair value adjustment of the value of cash-based share option programmes expiring during the period until 2013.

The effective tax rate was 27%, against 28% last year, for a tax expense of DKK 328m, as compared with DKK 277m last year.

## Net profit for the year

The net profit for the financial year was up by 23% to DKK 883m. Earnings per share (EPS) were DKK 21, up 31% on 2007/08.

## Cash flows and investments

### Cash flow from operating activities
The cash flow from operating activities was DKK 1,830m against DKK 1,324m last year. The increase was driven especially by an improvement in working capital and stronger earnings. This was partly offset by higher tax payments.

### Investments
We invested a gross amount of DKK 487m in property, plant and equipment in 2008/09, which was 32% lower than last year. The investments made were mainly for production equipment for the factories in Hungary and China and for the new US headquarters. Investments accounted for 6% of revenue against 8% last year.

### Free cash flow
The free cash flow was DKK 1,428m, against DKK 653m in 2007/08. The improvement was attributable to a combination of stronger earnings, an improvement in working capital and lower investments. In the last quarter of the year alone, the free cash flow amounted to DKK 680m, an increase of 64% on Q4 2007/08.

### Capital reserves
We have confirmed long-term credit facilities of DKK 5bn, of which DKK 2bn is unutilised.

## Balance sheet and equity

### Balance sheet
At DKK 7,963m, total assets were DKK 18m lower than at 30 September 2008. Property, plant and equipment amounted to DKK 2,635m, which was DKK 99m lower than last year. The reduction was mainly due to the sale of the production facility in Kokkedal, Denmark and changes in exchange rates, especially in Hungarian forint.

Current assets increased by DKK 199m to DKK 3,369m. The largest increases were in cash and bank balances, which were DKK 436m higher than last year, while inventories reduced the overall increase in current assets by DKK 238m.

Trade receivables fell by DKK 33m relative to 30 September 2008. Trade payables amounted to DKK 428m, against DKK 397m at 30 September 2008.

### Equity
Equity increased by DKK 559m to DKK 2,850m. The profit for the year of DKK 883m was partly offset by a DKK 54m foreign exchange loss taken directly to equity and by dividend payments of DKK 257m. The equity ratio rose to 36% from 29% at 30 September 2008.

### Net interest-bearing debt
Net interest-bearing debt fell by DKK 1,131m, or 33%, relative to 30 September 2008 to DKK 2,297m. This equals a ratio of net interest-bearing debt to EBITDA of 1.2. The change was due to the improvement of the free cash flow. About 86% of our total debt carries a fixed rate, and no significant loans are due for refinancing until 2013.

Our target is still to have a net interest-bearing debt of 1.5–2.5 times EBITDA.

## Share buy-backs and dividends

The Board of Directors recommends that the shareholders attending the general meeting to be held on 1 December 2009 approve a dividend of DKK 7.00 per share, equal to a pay-out ratio of 34%, as compared with 36% last year.

Considering the continuing stable developments in the financial markets and the strong cash flow, the Board of Directors has resolved to launch a share buy-back programme totalling up to DKK 1bn until the end of the financial year 2010/11. Implementation of the buy-back programme is subject to the shareholders in general meeting on 1 December 2009 adopting an authorisation to buy back shares for up to 10% of the company's share capital. Should alternative opportunities arise during the period which are considered more beneficial for the shareholders, the authorisation may not be utilised.

## Other information

**Wound & Skin Care**
The wound and skin care project is progressing to plan and aims to improve the earnings potential of the business area. The initiatives remain anchored in:

- Adapting and simplifying our global organisation
- Cost savings
- Increasing the use of distributors in small markets
- Improving the production economy of the Biatain® products
- Optimising the product offering

We expect to complete the initiatives by the end of H1 2009/10.

**Global Operations (GO)**
On 20 October 2009, we laid off 143 employees at our Danish production sites. The lay-offs in Denmark were made due to a continuing relocation of volume production from Denmark to Hungary and China. Costs associated with the above-mentioned lay-offs are included in the income statement under special items. The positive financial effects expected from the plan are already reflected in our long-term financial guidance.

## Intellectual capital

At Coloplast, we develop our products and services in close interaction between our employees, users and healthcare professionals. The only way we can safeguard our position as a market leader is by retaining and developing the skills of our employees, enabling them to engage in this interaction.

**Research & development**
In the 2008/09 financial year, Coloplast launched a number of new, improved products that were developed and marketed in accordance with the time schedule.

The time to market for new products has been reduced substantially during the past two years, largely due to the use of Lean principles in our innovation processes. Being able to develop new products faster than the competition has many benefits for Coloplast. For example, the Group is in a position to allow third-party input to the process, including via the Internet without the risk of the competition having sufficient time to capitalise on the open innovation process before we bring a product to market. Coloplast applies open innovation in our collaboration with users, healthcare professionals, sub-contractors, development houses and universities, all of which are important sources of inspiration for our in-house product developers.

**Human resources**
At 30 September 2009, Coloplast had 7,130 employees, of whom 5,187 worked in international locations. During the financial year, the number of employees fell by 437.

## Corporate Social Responsibility

Coloplast aims to manufacture and sell products in a sustainable manner that both caters to our customers' needs and considers environmental concerns. At Coloplast, we assume a responsibility that goes substantially beyond regulatory requirements, including through our membership of the UN Global Compact.

In the 2008/09 financial year, Coloplast made progress in the following fields:

**Phthalates**
Phthalates are plastic softeners used, among other things, in the production of catheters made from PVC. None of the new Coloplast products contain phthalates. By 2011, we intend for our customers to have phthalate-free alternatives to all our existing products. A systematic approach is used to develop

phthalate-free products for the some 40% of our products for which there is currently no phthalate-free alternative.

Coloplast is an active supporter of the EU's efforts to minimise the use of hormone-disrupting substances, including in particular classified phthalates and our company is an advocate of greater ambitions in this field, for example by promoting "green public procurement".

**Employee safety**
The number of work-related accidents at Coloplast has dropped by about 40% during the last three years. During the 2008/09 financial year, two factories and a distribution centre were certified to OHSAS 18001, the international standard for occupational health and safety management. As a result, seven of Coloplast's ten factories and one of our three distribution centres are now certified. The remaining three factories and two distribution centres are in the process of being certified.

**Code of Conduct**
Since 2005, Coloplast has complied with a code of conduct that sets out the Group's standards for business ethics. In the 2008/09 financial year, we worked to enhance employee awareness of this code of conduct. For example, Coloplast has developed an online course for employees based on realistic dilemmas.

**Social Responsibility**
Three projects under the "Access to Healthcare" donation programme were initiated in 2008/09. The programme provides support to projects in developing countries that fall within Coloplast's business areas. For example, Coloplast supports a training programme for ostomy care nurses in Mexico and the development of national guidelines in China for the treatment of people who have had an ostomy operation.

**Environmental issues**
Coloplast adopted a climate policy in February 2009. Our ambition is to lower our carbon dioxide emissions per unit produced. This year, we have succeeded in reducing the Group's travel activity by 20%, in part by introducing a more restrictive policy on business travel and by increasing the use of video and teleconferences. The lower travel activity has had a positive direct effect on the Group's carbon dioxide emissions.

We make an effort to recycle and recover waste. Each year, for example, the Group recovers 60 tonnes of plastic waste and recycles 240 tonnes of adhesive in the production of ostomy bags. All process waste containing silver is run through a recovery process, expected to result in the regeneration of about 600 kilos of pure silver per year.

In 2009, the factory in Nyirbator in Hungary was certified to ISO 14001, the international environmental management standard, and thus became the eighth of Coloplast's ten factories to achieve this certification.

**Responsible supply chain management**
Coloplast reviews its suppliers of raw materials on a current basis to ensure that they comply with our standards for business ethics, environmental issues and safety at work. In that connection, Coloplast published a folder in the 2008/09 financial year that explains the standards and describes the monitoring system. We have also developed a special code of conduct for everyone at Coloplast involved in procurement.

*For more information on the Communication on Progress report for the Global Compact, go to the Coloplast website (www.coloplast.com/about/ourcompany/responsibility/pages/responsibility.aspx)*

## Risk management and internal control

The management of each of Coloplast's individual business units and staff functions are responsible for identifying and managing risk factors in their specific parts of the organisation. The principal risks are reported to Corporate Risk Management on a quarterly basis. The reporting process and risk interviews form the basis of the quarterly risk update submitted to the Executive Management and the Board of Directors.

The Executive Management is responsible for Coloplast's overall risk profile and for aligning it with the overall strategies and policies. The Executive Management is also responsible for launching and validating projects and activities to cover the most significant risks.

The Board of Directors considers and approves, on a quarterly basis, the conclusions and recommendation submitted by the Executive Management.

*Additional information about risk management and major risk factors at Coloplast is available from our website (www.coloplast.com/about/investorrelations/corporategovernance/pages/corporategovernance.aspx).*

*Coloplast discloses the statutory information on corporate governance required under section 107b of the Danish Financial Statements Act, on the Coloplast website (www.coloplast.com/about/investorrelations/annualreports/pages/internalcontrolandrisksystems.aspx).*

## Share classes and authorisations

Coloplast has two share classes: A and B. Both share classes have a denomination of DKK 5 per share. There are 3.6 million class A shares (aggregate nominal value of DKK 18m), each of which entitles the holder to ten votes, and 41.4 million class B shares (aggregate nominal value of DKK 207m), each of which entitles the holder to one vote. The A shares are non-negotiable instruments. Coloplast's B shares are negotiable instruments and were listed on the Copenhagen Stock Exchange in 1983. Any change of ownership or pledging of class A shares requires the consent of the Board of Directors, whereas class B shares are freely negotiable.

The Board of Directors may increase the company's share capital by a nominal value of up to DKK 15m in one or more issues of class B shares. Moreover, the Board of Directors has been authorised to acquire treasury shares for up to 10% of the company's share capital. The highest and lowest amounts to be paid for the shares by the company is the price applicable at the time of purchase +/- 10%. These authorisations are valid until the annual general meeting to be held in 2009.

At general meetings, matters are decided by a simple majority of votes. Resolutions to amend the company's articles of association require that not less than half of the share capital is represented and that the resolution is adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the general meeting. The resolution lapses if the above-mentioned share capital is not represented, or if a resolution is not adopted by two-thirds of the votes cast. If a resolution is adopted by two-thirds of the votes cast, the Board of Directors must convene a new extraordinary general meeting within two weeks. If at this meeting the resolution is adopted by not less than two-thirds of the votes cast and of the voting share capital represented, it will be passed without consideration to the size of the share capital represented at the meeting.

No important agreements are in place that would be affected in the event of a change of control of the company resulting from a takeover bid, and no special agreements have been made between the company, its management or employees if their positions are discontinued for the same reason. There are no special provisions governing the election of members to Coloplast's Board of Directors.

## Ownership and shareholdings at 30 September 2009

The company has 25,233 shareholders, which is 1,990 fewer than last year. Institutional investors based outside Denmark held 12.3% of Coloplast's shares at 30 September 2009, compared with 9.8% a year earlier. Registered shareholders represented 91.8% of the entire share capital. Pursuant to the company's articles of association, shares must be registered in the name of the holder in order to carry voting rights. Three shareholders have reported to the company, pursuant to section 28 (a) and (b) of the Danish Public Companies Act, that they hold 5% or more of the share capital or voting rights. These shareholders are: the estate of Mrs J. Louis-Hansen, Copenhagen, Mr N.P Louis-Hansen of Vedbæk and the Foundation of Aage and Johanne Louis-Hansens Fond of Nivå.

Coloplast A/S held 2,114,803 treasury shares at 30 September 2008, equivalent to 4.7% of the share capital.

**Coloplast's ownership structure**

| 30 September 2009 | A shares 1,000 units | B shares 1,000 units | Ownership % | Voting rights % |
|---|---|---|---|---|
| Holders of A shares and their families | 3,600 | 17,831 | 47.6 | 69.5 |
| Danish institutionals | | 7,189 | 16.0 | 9.3 |
| Foreign institutionals | | 5,529 | 12.3 | 7.1 |
| Coloplast A/S* | | 2,115 | 4.7 | |
| Other shareholders | | 4,572 | 10.2 | 5.9 |
| Non-registered shareholders | | 4,164 | 9.2 | |
| **Total** | **3,600** | **41,400** | **100.0** | **91.8** |

* No voting rights

**Shareholdings**

| 30 September 2009 | A shares 1,000 units | B shares 1,000 units | Number of insiders |
|---|---|---|---|
| Board of Directors | 2,457 | 1,492 | 10 |
| - of which independent Board members | | 9 | 5 |
| Executive Management | | 6 | 2 |
| **Total** | 2,457 | 1,498 | 12 |

## Corporate governance at Coloplast

At least once a year, Coloplast's Board of Directors and Executive Management review the principles of corporate governance originating from legislation, custom and recommendations.

The Board of Directors and the Executive Management assess the company's business processes, the definition and implementation of the mission, the organisation, stakeholder relations, strategy, risks, business objectives and controls.

The Board of Directors determines the Group's objectives, strategies and overall action plans. On behalf of the shareholders, the Board of Directors supervises the company's performance as well as its organisation and day-to-day management. The Board of Directors also sets guidelines for the Executive Management's execution of the day-to-day management of the company and for assigning tasks among the individual executives. No one person is a member of both the Coloplast Board of Directors and Executive Management, and no Board member is a former member of the Coloplast Executive Management.

### Recommendations for corporate governance in Denmark

On 6 October 2005, the NASDAQ OMX Copenhagen stock exchange published a decision to include 'Corporate governance recommendations' in the duty-to-disclose list of issues to be accounted for by listed companies. Coloplast's Board of Directors and Executive Management share in these views and began applying this practice in reporting on corporate governance at Coloplast as early as in the Annual Report 2004/05, which was prepared in accordance with the recommendation to divide reporting into main sections and subsections.

### Objective of the reporting

Coloplast will account for views and activities relating to corporate governance in its annual report at investor meetings and on the corporate website. The purpose is:

- to ensure that investors receive information
- to increase shareholder and employee insight into the company's strategy, objectives and risks
- to create stakeholder confidence in the company.

The following sections are extracts from the document 'Corporate governance at Coloplast' which is available in its full length from our corporate website
(*www.coloplast.com/about/investorrelations/corporategovernance/pages/corporategovernance.aspx*).

*Additional information about risk management and major risk factors related to the financial reporting process at Coloplast is available from our website*
*(www.coloplast.com/about/investorrelations/annualreports/pages/internalcontrolandrisksystems.aspx).*

**Openness and transparency**

*Investor relations*

A policy has been established for the communication of information to shareholders and investors. According to this policy the Executive Management and the Corporate Communications team are responsible for the flow of information pursuant to guidelines agreed with the Board of Directors. The communication of information complies with the rules laid down by the NASDAQ OMX Copenhagen, comprising:

- Full-year and interim financial statements and the annual report
- Replies to inquiries from equity analysts, investors and shareholders
- Site visits by investors and equity analysts
- Presentations to Danish and foreign investors
- Capital markets days for analysts and investors
- Conference calls in connection with the release of financial statements
- Special investor section at Coloplast's corporate website.

**Duties and responsibilities of the Board of Directors**

*Procedures*

A set of procedures governs the work of Coloplast's Board of Directors. These procedures are reviewed annually by the full Board to ensure that they match current needs. The procedures set out guidelines for the activities of the Board of Directors including the supervision of the company's organisation, day-to-day management and results.

**Composition of the Board of Directors**

*Board committees*

Following the 2009 Annual General Meeting, Coloplast's Board of Directors plans to set up an audit committee consisting of three Board members.

*Assessment of the work performed by the Board of Directors*

At least every other year, the Board of Directors assesses its working procedures and method of approach. The practical assessment takes the form of a questionnaire which addresses issues like the Board's overall competencies. Based on this assessment, the organisation and efficiency of the Board of Directors' work are discussed at a Board meeting where any proposals for improvement are approved.

**Remuneration of the Board of Directors and the Executive Management**

Section 69b of the Danish Public Companies Act provides that shareholders adopt, at the general meeting, general guidelines for incentive pay to members of a company's board of directors and its executive management before a specific agreement to this effect can be made. Coloplast adopted such guidelines at the annual general meeting held on 17 December 2008.

*General guidelines for the company's remuneration of members of the Board of Directors and the Executive Management*

*Board of Directors*

Members of the Board of Directors receive a fixed annual fee. The chairman and deputy chairman of the Board of Directors receive a supplement to this fee. The amounts of fees and supplements are approved by the shareholders and disclosed in the annual report. Fees are fixed based on a comparison with fees paid by other companies. Members of the Board of Directors receive no incentive pay.

*Executive Management*
The chairman and deputy chairman of the Board perform an annual review of the remuneration paid to members of the Executive Management.
The remuneration paid to members of the Executive Management consists of a fixed and a variable part. The fixed pay consists of a net salary, pension contribution and other benefits. The value of each of those components is disclosed in the annual report for each member of the Executive Management. As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to the achievement of certain benchmarks. The bonus proportion may vary among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the Annual Report. At the date of adoption of these guidelines, the bonus benchmarks were based on value creation and profitability, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement.

Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the creation of shareholder value. The option plan is revolving and not subject to the achievement of defined benchmarks.

Members of the Executive Management are awarded a number of options each year with a value equal to three months' net pay, calculated according to the Black & Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date, and members of the Executive Management pay 5% of the Black & Scholes value to the company as consideration for the options. The options have a term of five years and are exercisable after three years. For tax purposes, the terms of the 2008/09 award entailed that the gain is taxed as share income while the costs of the award are not tax-deductible for the company. The number of options awarded to each member of the Executive Management and their value is disclosed in the Annual Report. Options in the Executive Management share option plan are covered by the company's holding of treasury shares.

Specifically for 2008/09, the Board of Directors was authorised to award members of the Executive Management an extraordinary number of options corresponding to 3 months' net salary. The options were awarded at the beginning of January 2009 and on ordinary terms and conditions as set out above.

In addition, the chairman and deputy chairman of the Board perform an annual review of the remuneration paid to members of the Executive Management relative to the managements of other Danish companies.

*Severance schemes*
As at 30 September 2009, a provision of DKK 5m was made for a now discontinued post-service remuneration scheme for retired Board members. The scheme comprises 3 persons. When current executives leave the company, there will be no obligations other than two years' pay.

# Other board memberships

## Board of Directors

**Michael Pram Rasmussen (54)**
Chairman
4 years on the Board

A.P. Møller - Mærsk A/S (C)
Semler Holding (C)
Topdanmark A/S (C)
Danske Bank A/S (MBR)

**Niels Peter Louis-Hansen (62)**
Deputy Chairman
41 years on the Board

Aage og Johanne Louis-Hansens Fond (C)

**Thomas Barfod (39)**
3 years on the Board

Elected by the employees

**Sven Håkan Björklund (53)**
3 years on the Board

Danisco A/S (DC)
Atos AB (BM)

**Mads Boritz Grøn (42)**
3 years on the Board

Elected by the employees

**Per Magid (66)**
24 years on the Board

Højgaard Ejendomme A/S (C)
Knud Højgaards Hus EA/S (C)

**Torsten E. Rasmussen (65)**
17 years on the Board

EVO Invest A/S (C)
Outdoor Holding A/S (C)
A/S Det Østasiatiske Kompagni (DC)
TK Development A/S (DC)
Vestas Wind Systems A/S (DC)
Acadia Pharmaceuticals A/S (BM)
Acadia Pharmaceuticals Inc. (BM)
ECCO Sko A/S (BM)
Schur International A/S (BM)
Vola A/S (BM)
Vola Holding A/S (BM)

**Jørgen Tang-Jensen (53)**
2 years on the Board

VELUX Danmark A/S (C)
RoofLITE A/S (C)
Gåsdal Bygningsindustri A/S (DC)
Velserv A/S (DC)
Østbirk Bygningsindustri A/S (DC)

**Ingrid Wiik (64)**
6 years on the Board

Algeta ASA (BM)
Biotec Pharmacon ASA (BM)
Human Care HC AB (BM)
Norske Skogindustrier ASA (BM)

**Knud Øllgaard (48)**
19 years on the Board

Elected by the employees

## Executive Management

**Lars Rasmussen (50)**
President, CEO
MT Højgaard A/S (BM)
Højgaard Holding A/S (BM)

**Lene Skole (50)**
Executive Vice President, CFO
DFDS A/S (BM)

Listed on this page are the board memberships of the members of the Board of Directors and the Executive Management of Coloplast A/S as reported by them on 5 November 2009.

The CVs of the individual board members and executives as well as additional details and information about the board members' and executives' other management duties are available from the Investors section of the Coloplast website

(C) Chairman
(DC) Deputy Chairman
(BM) Board member
(MBR) Member of the Board of Representatives

## Management statement

The Board of Directors and Executive Management today considered and approved the Annual Report of Coloplast A/S for the financial year ended 30 September 2009.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU, and the financial statements of the parent company have been prepared in accordance with the Danish Financial Statements Act. In addition, the annual report has been presented in accordance with additional Danish disclosure requirements for the annual reports of listed companies. We consider the accounting policies used to be appropriate and the accounting estimates reasonable. In our opinion, the annual report therefore gives a true and fair view of the Group's and the parent company's assets, liabilities and financial position at 30 September 2009 and of the results of the Group's and the parent company's operations and of the cash flows for the Group in accordance with the accounting policies applied.

In our opinion, the management's review includes a fair account of the development and performance of the Group and the parent company, the results for the year and of the financial position, together with a description of the principal risks and uncertainties that the Group and the parent company face.

We recommend that the Annual Report be submitted to the general meeting for approval.

Humlebæk, 5 November 2009.

Executive Management:

| | |
|---|---|
| Lars Rasmussen<br>President, CEO | Lene Skole<br>Executive Vice President, CFO |

Board of Directors:

| | | | |
|---|---|---|---|
| Michael Pram Rasmussen | Niels Peter Louis-Hansen | Thomas Barfod<br>Controller | Sven Håkan Björklund |
| Mads Boritz Grøn<br>Senior SQA Engineer | Per Magid | Torsten Erik Rasmussen | |
| Jørgen Tang-Jensen | Ingrid Wiik | Knud Øllgaard<br>Project Manager | |

# Independent Auditor's Report

**To the Shareholders of Coloplast A/S**

We have audited the Annual Report of Coloplast A/S for the financial year 2008/09, pages 1-55 and pages 57-69, which comprises Management's Statement, Management's Review, income statement, balance sheet, statement of changes in equity, statement of comprehensive income and notes including significant accounting policies for the Group as well as for the Parent Company and consolidated cash flow statement. The Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards as adopted by the EU. The Financial Statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, the Annual Report is prepared in accordance with additional Danish disclosure requirements for listed companies. Our audit did not comprise note 38, quarterly income statement, page 56.

*Management's Responsibility*

Management is responsible for the preparation and fair presentation of the Consolidated Financial Statements and the Financial Statements of the Parent Company in accordance with the above legislation and accounting standards and for the preparation of a management's review that gives a true and fair account in accordance with Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish and International Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity's preparation and fair presentation of an annual report and for the preparation of a management's review that gives a true and fair account in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Our audit has not resulted in any qualification.

*Opinion*

In our opinion, the Annual Report gives a true and fair view of the financial position at 30 September 2009 of the Group and of the results of the Group's operations and consolidated cash flows for the financial year 2008/09 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Annual Report gives a true and fair view of the financial position at 30 September 2009 of the Parent Company and of the results of the Parent Company's operations for the financial year 2008/09 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies, and Management's Review gives a true and fair account in accordance with Danish disclosure requirements for listed companies.

Copenhagen, 5 November 2009
**PricewaterhouseCoopers**
Statsautoriseret Revisionsaktieselskab

Lars Holtug
State Authorised Public Accountant

Mogens Nørgaard Mogensen
State Authorised Public Accountant

# Income statement

1 October - 30 September

DKK million

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| 3 | Revenue | 8,820 | 8,463 |
| 4,5 | Cost of sales | -3,717 | -3,465 |
| | **Gross profit** | **5,103** | **4,998** |
| 4,5 | Distribution costs | -2,685 | -2,589 |
| 4,5,6 | Administrative expenses | -614 | -882 |
| 4,5 | Research and development costs | -389 | -415 |
| | Other operating income | 89 | 71 |
| 5 | Other operating expenses | -29 | -29 |
| | **Operating profit before special items** | **1,475** | **1,154** |
| 5,7 | Special items | -80 | -160 |
| | **Operating profit (EBIT)** | **1,395** | **994** |
| 8 | Financial income | 61 | 201 |
| 9 | Financial expenses | -245 | -203 |
| | **Profit before tax** | **1,211** | **992** |
| 10 | Tax on profit for the year | -328 | -277 |
| | **Net profit for the year** | **883** | **715** |
| | Allocated as follows: | | |
| | Shareholders in Coloplast A/S | 883 | 715 |
| 11 | Minority interests | 0 | 0 |
| | | **883** | **715** |
| 12 | Earnings per Share (EPS), continuing operations (A and B shares) | 21 | 16 |
| 12 | Earnings per Share (EPS), continuing operations (A and B shares), diluted | 21 | 16 |
| | **Profit distribution:** | | |
| | Retained earnings | 583 | 458 |
| 13 | Proposed dividend for the year | 300 | 257 |
| | **Total** | **883** | **715** |

# Balance sheet

At 30 September

| Note | DKK million | 2008/09 | 2007/08 |
|---|---|---|---|
| 14 | Acquired patents and trademarks | 1,012 | 1,134 |
| 14 | Goodwill | 629 | 641 |
| 14 | Software | 133 | 106 |
| 14 | Prepayments and assets under development | 34 | 46 |
| | **Intangible assets** | **1,808** | **1,927** |
| 15 | Land and buildings | 1,251 | 1,173 |
| 15 | Plant and machinery | 1,004 | 781 |
| 15 | Other fixtures and fittings, tools and equipment | 207 | 196 |
| 15 | Prepayments and assets under construction | 173 | 584 |
| | **Property, plant and equipment** | **2,635** | **2,734** |
| 16 | Other investments | 4 | 4 |
| 17 | Deferred tax asset | 147 | 146 |
| | **Investments** | **151** | **150** |
| | **Non-current assets** | **4,594** | **4,811** |
| 18 | **Inventories** | **986** | **1,224** |
| 19 | Trade receivables | 1,530 | 1,563 |
| 25 | Income tax | 31 | 11 |
| | Other receivables | 114 | 101 |
| | Prepayments | 78 | 77 |
| | **Receivables** | **1,753** | **1,752** |
| 20 | **Marketable securities** | **1** | **1** |
| 35 | **Cash and bank balances** | **629** | **193** |
| | **Current assets** | **3,369** | **3,170** |
| | **Assets** | **7,963** | **7,981** |

# Balance sheet

At 30 September

DKK million

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| | Share capital | 225 | 230 |
| | Hedge reserve | -49 | 8 |
| | Proposed dividend for the year | 300 | 257 |
| | Retained earnings and other reserves | 2,374 | 1,795 |
| 21 | **Equity before minority interests** | **2,850** | **2,290** |
| 11 | **Minority interests** | **0** | **1** |
| | **Equity** | **2,850** | **2,291** |
| 22 | Provision for pensions and similar liabilities | 75 | 90 |
| 17 | Provision for deferred tax | 225 | 191 |
| 23 | Other provisions | 23 | 16 |
| 24 | Mortgage debt | 459 | 467 |
| 24 | Other credit institutions | 1,797 | 2,316 |
| | Other payables | 447 | 370 |
| | Deferred income | 100 | 70 |
| | **Non-current liabilities** | **3,126** | **3,520** |
| 22 | Provision for pensions and similar liabilities | 14 | 9 |
| 23 | Other provisions | 12 | 19 |
| 24 | Mortgage debt | 14 | 13 |
| 24 | Other credit institutions | 219 | 474 |
| | Trade payables | 428 | 397 |
| 25 | Income tax | 242 | 211 |
| | Other payables | 1,054 | 1,036 |
| | Deferred income | 4 | 11 |
| | **Current liabilities** | **1,987** | **2,170** |
| | **Current and non-current liabilities** | **5,113** | **5,690** |
| | **Equity and liabilities** | **7,963** | **7,981** |

26 Financial instruments
27 Other liabilities
28 Contingent items
29 Related party transactions
30 Public grants
31 Fees to appointed auditors
32 Events occurring after the balance sheet date
37 Income statement, quarterly (unaudited)

# Statement of changes in equity and comprehensive income

| DKK million | Share capital A shares | Share capital B shares | Exchange adjustment reserve | Hedge reserve | Proposed dividend | Retained earnings | Total equity |
|---|---|---|---|---|---|---|---|
| **2007/08** | | | | | | | |
| Balance at 1.10.2007 as reported in annual report | 18 | 222 | -18 | 4 | 396 | 1,776 | 2,398 |
| Revaluation of hedging: | | | | | | | |
| Value adjustment for the year | | | | 68 | | | 68 |
| Transferred to financial items | | | | -63 | | | -63 |
| Tax effect of hedging | | | | -1 | | | -1 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | 4 | 0 | 0 | 4 |
| Exchange rate adjustment, assets in foreign currency | | | | | | -8 | -8 |
| Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries | | | | | | 41 | 41 |
| Net gains recognised directly in equity | 0 | 0 | 0 | 0 | 0 | 33 | 33 |
| Profit for the year | | | | | 257 | 458 | 715 |
| Comprehensive income for the year | 0 | 0 | 0 | 4 | 257 | 491 | 752 |
| Treasury shares purchased and realised gain/loss from exercise of options | | | | | | -510 | -510 |
| Treasury shares sold | | | | | | 26 | 26 |
| Share-based payment | | | | | | 20 | 20 |
| Capital reduction | | -10 | | | | 10 | 0 |
| Dividend paid out in respect of 2006/07 | | | | | -396 | | -396 |
| **Balance at 30.9.2008** | **18** | **212** | **-18** | **8** | **257** | **1,813** | **2,290** |
| **2008/09** | | | | | | | |
| Balance at 1.10.2008 as reported in annual report | 18 | 212 | -18 | 8 | 257 | 1,813 | 2,290 |
| Revaluation of hedging: | | | | | | | |
| Value adjustment for the year | | | | -37 | | | -37 |
| Transferred to financial items | | | | -40 | | | -40 |
| Tax effect of hedging | | | | 20 | | | 20 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | -57 | 0 | 0 | -57 |
| Exchange rate adjustment, assets in foreign currency | | | | | | -16 | -16 |
| Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries | | | | | | -38 | -38 |
| Net gains recognised directly in equity | 0 | 0 | 0 | 0 | 0 | -54 | -54 |
| Profit for the year | | | | | 300 | 583 | 883 |
| Comprehensive income for the year | 0 | 0 | 0 | -57 | 300 | 529 | 772 |
| Treasury shares purchased and realised gain/loss from exercise of options | | | | | | -5 | -5 |
| Treasury shares sold | | | | | | 24 | 24 |
| Share-based payment | | | | | | 26 | 26 |
| Capital reduction | | -5 | | | | 5 | 0 |
| Dividend paid out in respect of 2007/08 | | | | | -257 | | -257 |
| **Balance at 30.9.2009** | **18** | **207** | **-18** | **-49** | **300** | **2,392** | **2,850** |

| **Free float shares at 30.9.2009 (1,000 units):** | A shares | B shares |
|---|---|---|
| Issued shares | 3,600 | 41,400 |
| Holdings of treasury shares (note 22) | 0 | 2,115 |
| **Free float shares** | **3,600** | **39,285** |

| | **2008/09** | | 2007/08 | |
|---|---|---|---|---|
| **Number of outstanding shares** | A shares | B shares | A shares | B shares |
| Number of outstanding shares at the beginning of year | 3,600 | 39,229 | 3,600 | 40,420 |
| Sale of treasury shares | 0 | 56 | 0 | 51 |
| Shares bought back | 0 | 0 | 0 | -1,242 |
| **Number of outstanding shares at year end** | **3,600** | **39,285** | **3,600** | **39,229** |

Due to a capital decrease made in 2008/09, 1,000,000 shares with a total nominal value of DKK 5,000,000 have been cancelled. A capital decrease of 2,000,000 shares with a total nominal value of DKK 10,000,000 was made in 2007/08. There have been no other changes made to the share capital within the last five years.

Both share classes have a face value of DKK 5 per share. Class A shares carry ten votes each, while class B shares carry one vote each. The A shares are non-negotiable instruments. Any change of ownership or pledging of class A shares require the consent of the Board of Directors. The B shares are negotiable instruments, and no restrictions apply to their negotiability. No special dividend rights attach to either share class.

# Cash flow statement

1 October - 30 September

| Note | DKK million | **2008/09** | 2007/08 |
|---|---|---|---|
| | Operating profit continuing operations | 1,395 | 994 |
| | Depreciation and amortisation | 549 | 537 |
| 33 | Adjustment for other non-cash operating items | -40 | -34 |
| 34 | Changes in working capital | 320 | -96 |
| | Ingoing interest payments, etc. | 32 | 206 |
| | Outgoing interest payments, etc. | -156 | -233 |
| | Income tax paid | -270 | -50 |
| | **Cash flow from operating activities** | **1,830** | **1,324** |
| | Investments in intangible assets | -84 | -36 |
| | Investments in land and buildings | -132 | -93 |
| | Investments in plant and machinery | -201 | -494 |
| | Investments in non-current assets under construction | -154 | -131 |
| | Property, plant and equipment sold | 169 | 86 |
| | Acquired operations | 0 | -3 |
| | **Cash flow from investing activities** | **-402** | **-671** |
| | **Free cash flow** | **1,428** | **653** |
| | Dividend to shareholders | -257 | -396 |
| | Net investment in treasury shares | 19 | -484 |
| | Financing from shareholders | -238 | -880 |
| | Financing through long-term borrowing, debt funding | 0 | 522 |
| | Financing through long-term borrowing, instalments | -485 | -111 |
| | **Cash flow from financing activities** | **-723** | **-469** |
| | **Net cash flow for the year** | **705** | **184** |
| | Cash, cash equivalents and short term debt at 1.10. | -293 | -452 |
| | Value adjustment of cash and bank balances | -15 | -25 |
| | Net cash flow for the year | 705 | 184 |
| 35 | **Cash, cash equivalents and short term debt at 30.9.** | **397** | **-293** |
| 35 | Cash and cash equivalents | 630 | 194 |
| 36 | Unutilised credit facilities | 3,608 | 2,493 |
| | **Financial reserves at 30.9.** | **4,238** | **2,687** |

The cash flow statement cannot be extracted directly from the financial statements.

# Notes to the financial statements

Note 1 Accounting policies
Note 2 Significant estimates and judgments
Note 3 Segment information
Note 4 Depreciation, amortisation and impairment
Note 5 Staff costs
Note 6 The Executive Management's and the Directors' remuneration, share options and shares
Note 7 Special items
Note 8 Financial income
Note 9 Financial expenses
Note 10 Tax on profit for the year
Note 11 Minority interests
Note 12 Earnings per share (EPS)
Note 13 Dividend per share
Note 14 Intangible assets
Note 15 Property, plant and equipment
Note 16 Investments
Note 17 Deferred tax
Note 18 Inventories
Note 19 Trade receivables
Note 20 Marketable securities
Note 21 Treasury shares and share options
Note 22 Provisions for pensions and similar liabilities
Note 23 Other provisions
Note 24 Credit institutions
Note 25 Income tax
Note 26 Financial instruments
Note 27 Other liabilities
Note 28 Contingent items
Note 29 Related party transactions
Note 30 Public grants
Note 31 Fees to appointed auditors
Note 32 Events occurring after balance sheet date
Note 33 Adjustment for other non-cash operating items
Note 34 Changes in working capital
Note 35 Cash, cash equivalents and short term debt
Note 36 Unutilised credit facilities
Note 37 Income statement, quarterly (unaudited)
Note 38 Definitions of key ratios

# Notes

Note

## 1. Accounting policies

**Basis of preparation**
The Annual Report has been prepared in accordance with the International Financial Reporting Standards as approved by the EU and additional Danish disclosure requirements applying to listed companies.

**Accounting policy changes**
Effective from the 2008/09 financial year, the Coloplast Group has implemented the revised IAS 39 "Financial instruments: Recognition and Measurement" and the revised IFRS 7 "Financial instruments: Disclosures and Presentation" as well as IFRIC 12-14, 16 and 18. The implementation of IAS 39, IFRS 7 and IFRIC 12-14, 16 and 18 did not affect the financial statements.

**New financial reporting standards adopted**
Other new or revised standards and interpretations, which are of relevance for the Group but have not yet been implemented, have not been included in this Annual Report. This applies to the newly revised IAS 1 "Presentation of Financial Statements", IAS 23 "Borrowing Costs", IAS 34 "Interim Financial Reporting", IFRS 2 "Share-based Payment" and the new IFRS 8 "Segment information", all of which have been adopted by the EU, as well as the following standards which have yet to be adopted by the EU: amendment to IAS 32 "Financial instruments: Disclosure" and IAS 39 "Financial instruments: Recognition and measurement" as well as IAS 18 "Revenue", IAS 21 "Foreign Currency Translation", IAS 27 "Consolidated and Separate Financial Statements" and IFRS 3 "Business Combinations". Nor have the IFRIC 15, 17 and 18 interpretations been implemented. All of the standards not yet in force will apply for 2009/10. None of these standards and interpretations are expected to have a material effect on the Group's financial statements.

**General information**
The annual report is prepared on the basis of the historical cost principle, modified in that certain financial assets and liabilities are measured at fair value. Subsequent to initial recognition, assets and liabilities are measured as described below in respect of each individual item.

**Foreign currency**
The financial statement items of individual Group entities are measured in the currency used in the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent Company.

**Foreign currency translation**
Transactions denominated in foreign currencies are translated into an entity's functional currency at the exchange rate prevailing at the transaction date.

Monetary items denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Exchange adjustments arising as the difference between the exchange rates at the balance sheet date, and the exchange rates at the transaction date of monetary items, are recognised in the income statement as financial income or expenses.

On translation of entities with a functional currency other than DKK balance sheet items are translated at the exchange rates at the balance sheet date and income statement items are translated at the exchange rates at the transaction date. The resulting exchange adjustments are taken directly to equity under the exchange adjustment reserve.

Foreign exchange adjustments of balances which in reality represent an addition to or a deduction from the subsidiary's equity are recognised in equity under the exchange adjustment reserve.

Foreign exchange adjustments of debt denominated in foreign currencies, which hedge the net investment in a foreign subsidiary, are recognised in equity under the exchange adjustment reserve.

On realisation of a net investment in a foreign subsidiary, exchange adjustments of the net investment and the hedge of the net investment, which have been taken to equity, are transferred to the income statement as part of the gain.

# Notes

Note

**1. Accounting policies, continued**

**Consolidation, business combinations and associates**
The consolidated financial statements comprise Coloplast A/S (the Parent Company) and enterprises in which the Group holds more than 50% of the voting rights or otherwise exerts a controlling influence (subsidiaries).

The consolidated financial statements are prepared by aggregating the audited financial statements of the Parent Company and the individual subsidiaries, all of which are prepared in accordance with the Group's accounting policies. Intra-group transactions, balances, dividends and unrealised gains and losses on transactions between group enterprises are eliminated.

Enterprises, which are not subsidiaries but in which the Group holds at least 20% of the voting rights or otherwise exerts a significant influence, are regarded as associates. The Group's proportionate share of unrealised gains and losses on transactions between the Coloplast Group and associates is eliminated.

Enterprises recently acquired or divested are included in the consolidation in the period in which the Coloplast Group has control of the enterprise.

Comparative figures are not adjusted to reflect acquisitions. Divested activities are shown separately as discontinued operations.

Acquisitions are accounted for using the purchase method, according to which the assets and liabilities and contingent liabilities of enterprises acquired are measured at fair value at the date of acquisition.

The excess value/goodwill on acquisition of subsidiaries or associates is calculated as the difference between the cost of the acquired enterprise and the fair value of the group companies' proportionate share of identifiable assets less liabilities and contingent liabilities at the date of acquisition.

In cases where the fair value of identifiable acquired assets, liabilities or contingent liabilities subsequently turns out to differ from the values calculated at the date of acquisition, the excess value/goodwill is adjusted up to 12 months after the date of acquisition, if the conditions could have been known at the date of the acquisition. Goodwill arising in connection with the acquisition of a subsidiary is recognised in the balance sheet under intangible assets in the consolidated financial statements and tested annually for impairment. Goodwill arising in connection with acquisitions of subsidiaries before 1 October 2002 has been written off against equity.

**Public grants**
Public grants comprise grants for research, development and other investments. Grants for investments are recognised as deferred income, which is subsequently recognised as income as the investment is amortised, depreciated or written down. Other grants are recognised as income on a systematic basis, so that they are matched with the related costs which they compensate. Grants are recognised in the income statement from the date, when the conditions attaching to them are deemed to be complied with.

**Pensions**
In defined contribution plans, the Group makes regular payments of fixed contributions to independent pension funds and insurance companies. The Group is under no obligation to pay additional contributions.

Costs for defined contribution plans are recognised in the income statement as Coloplast assumes an obligation to make the payment.

In defined benefit plans, the Group is under an obligation to pay a defined benefit on retirement. The actuarially calculated present value less the fair value of any plan assets is recognised in the balance sheet under provision for pension and similar obligations or in pension assets in the balance sheet, and any changes can under certain circumstances be recognised in equity, and otherwise in the income statement. Changes in actuarial gains and losses, which do not exceed 10% of the present value of the net pension obligations, are not recognised. Changes representing more than 10% of the present value of the individual pension obligations are recognised over the expected average remaining working lives of the employees.

# Notes

Note

## 1. Accounting policies, continued

**Share-based payment**
Share options are granted to Executive Management and executives.

For equity-settled schemes, the fair value of options is determined at the grant date. The option value is subsequently recognised over the vesting period as staff costs. For cash-settled schemes, the fair value of options vested during the period is recognised as staff costs, whereas the fair value adjustment of vested options from previous periods is recognised under financial items. Option schemes granted before 30 September 2005 are treated as cash-settled schemes.

**Derivative financial instruments**
Derivative financial instruments are recognised in the balance sheet under other receivables and other payables, respectively, and are adjusted in an ongoing process to fair value (repurchase value).

Adjustment of derivative financial instruments used to hedge expected future transactions (effective) is taken to the fair value reserve under equity. The reserve is recognised in the income statement on realisation of the hedged transactions. If a derivative financial instrument used to hedge expected future transactions expires, is sold or no longer qualifies for hedge accounting, any accumulated fair value reserve remains in equity until the hedged transaction is concluded. If the transaction is no longer expected to be concluded, any fair value reserve accumulated under equity is transferred to the income statement.

Adjustments of the fair value of other derivative financial instruments are recognised in financial income and expenses in the income statement as they occur.

**Income statement**

*Revenue*
Revenue comprises income from sales of goods and services after deduction of any price reductions, quantity discounts or cash discounts. Sales are recognised in the income statement in the year in which the risk related to the goods passes to the customer or in which the service is rendered, and the amounts can be reliably measured and are expected to be received.

*Cost of sales*
Cost of sales comprise the cost of goods and services sold during the year.

*Distribution costs*
Distribution costs comprise costs relating to the distribution and sales of goods and services, salaries of sales staff, advertising and exhibition expenses, depreciation of assets used for distribution purposes as well as other indirect costs incurred in connection with sales and distribution.

*Administrative expenses*
Administrative expenses comprise expenses relating to administrative staff and management, including office costs, salaries and depreciation of assets used for administrative purposes.

*Research and development costs*
Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, registration and maintenance of patents, depreciation and amortisation and salaries directly or indirectly attributable to the Group's research and development activities.

Research costs are recognised in the income statement as incurred.

Costs incurred in respect of development activities are recognised as intangible assets, if the criteria for capitalising development costs are met. The amortisation of such development projects is included in research and development costs or cost of sales.

# Notes

Note

**1. Accounting policies, continued**

*Other operating income and expenses*
Other operating income comprise income of a secondary nature in relation to the Group's activities, including gains on the sale of intangible assets and property, plant and equipment.

Other operating expenses comprise expenses of a secondary nature in relation to the Group's activities, including losses on the sale of intangible assets and property, plant and equipment.

*Special items*
Special items comprise major items of income and expense of a non-recurring nature. These items are presented separately to facilitate the comparability of the income statement and to provide a clearer picture of the operating results.

*Income from investments in associates*
Investments in associates are recognised according to the equity method, i.e. at the proportionate share of the net asset value of these companies calculated according to the Group's accounting policies.

*Financial income and expenses*
Financial income and expenses include interest, financing costs of finance leases, realised and unrealised foreign exchange adjustments, fair value adjustments of share options, fees, market value adjustments of securities and dividend received on shares recognised under securities.

*Tax*
Coloplast A/S is jointly taxed with wholly owned Danish subsidiaries. Full allocation is made of the joint taxable income. The jointly taxed Danish enterprises are covered by the Danish on-account tax scheme.

Additions, deductions and allowances relating to the on-account tax scheme are included in financial income and expenses.

Current tax on the net profit or loss for the year is recognised as an expense in the income statement together with any change in the provision for deferred tax. Tax on changes in equity is taken directly to equity.

Full provision is made for deferred tax on the basis of all temporary differences in accordance with the balance sheet liability method. The differences arise between the tax base of assets and liabilities and their carrying amounts.

No provision is made for the tax that would arise from the sale of investments in subsidiaries, if the investments are not expected to be disposed of within a short period of time.

Deferred tax is measured on the basis of the tax rates applicable at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future positive taxable income will be generated, against which the temporary differences and tax losses can be offset. Deferred tax assets are measured at expected net realisable values.

*Minority interests*
Minority interests comprise minority shareholders' share of the profit or loss for the year.

# Notes

Note

## 1. Accounting policies, continued

### Balance sheet

*Intangible assets*
Intangible assets are measured at cost less accumulated amortisation and impairment losses. Amortisation is made on a straight-line basis over the expected useful lives of the assets, which are:

| | |
|---|---|
| Development projects | 3-5 years |
| Software | 3-5 years |
| Acquired patents and trademarks | 7-15 years |

No amortisation of goodwill is done, but instead goodwill is tested minimum once a year for impairment; see section below on impairment losses.

For other intangible assets, the amortisation period is determined on the basis of Management's best estimate of the expected economic lives of the assets. The expected economic lives are assessed at least annually, and the amortisation period is determined based on the latest assessment. For purposes of calculating amortisation, the residual value of the assets is nil, unless a third party has committed to purchasing the asset after its use or there is an active market for the asset. Except for goodwill all intangible assets has a definable life.

Gains or losses on the disposal of intangible assets are stated as the difference between the selling price less costs to sell and the carrying amount at the date of disposal and are included in the income statement under other operating income or other operating expenses, respectively.

Development projects are recognised at the date when each individual project is expected to be exploited commercially. From this date, the directly associated costs will be recognised as an intangible asset in the balance sheet provided they can be measured reliably and there is sufficient certainty of the future earnings. Costs incurred earlier in the development phase are recognised under research and development costs in the income statement.

Borrowing costs are not included as part of cost.

*Property, plant and equipment*
Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the cost of acquisition and expenses directly attributable to the acquisition until the asset is ready for use. In the case of assets manufactured by the company, cost comprises materials, components, sub-supplier services, direct labour and costs directly attributable to the manufactured asset.

Borrowing costs are not included as part of cost.

Leases, under which substantially all risks and rewards of ownership of an asset are transferred, are classified as finance leases. Other leases are classified as operating leases. Assets held under a finance lease are measured in the balance sheet at fair value or at the present value of future minimum lease payments at the date of acquisition, if this is lower. The capitalised residual lease liability is recognised in the balance sheet as a liability, and the interest element of the lease payment is recognised as an expense in the income statement as incurred. Assets held under finance leases are depreciated according to the same principles as the Group's other property, plant and equipment.

Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are:

| | |
|---|---|
| Land | no depreciation |
| Buildings | 25 years |
| Building installations | 10 years |
| Plant and machinery | 5-10 years |
| Other fixtures and fittings, tools and equipment | 3-7 years |

# Notes

Note

## 1. Accounting policies, continued

At the balance sheet date, the residual values, remaining useful lives and depreciation pattern of the assets are assessed. Any changes to these are treated as changes to accounting estimates.

Gains and losses on the sale or scrapping of an item of property, plant and equipment are recognised in the income statement as other operating income and other operating expenses, respectively.

*Investments*
Investments in associates are recognised and measured at net asset value. Other equity investments and securities, mainly comprising unlisted equity investments and the like, are recognised and measured at fair value. If the fair value cannot be determined reliably, such items are measured at cost, however. Fair value adjustments are taken under equity. Any impairment loss is made based on an individual assessment of the expected future cash flow from the investment. Impairment losses of equity investments, measured at cost because the fair value cannot be determined reliably, are not reversed. Receivables held to maturity at initial recognition are measured at amortised cost. Receivables not held to maturity are measured at fair value.

*Impairment losses*
Goodwill is tested for impairment annually or whenever there is an indication of impairment, while the carrying amount of other intangible assets, property, plant and equipment and investments measured at cost or amortised cost are assessed, if there is an indication of impairment. If a write-down is required, the carrying amount is written down to the higher of net selling price or value in use. For the purpose of assessing impairment, assets are grouped in the smallest group of assets that generates identifiable cash inflows (cash-generating units). The cash-generating units are defined as the smallest identifiable group of assets, that generates cash inflows and which are largely independent of cash flows from other assets or groups of assets.

*Inventories*
Inventories are measured at the lower of cost and net realisable value. Cost is determined using the FIFO principle. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and indirect production overheads. Borrowing costs are not recognised. Net realisable value is the expected selling price less cost of completion and costs to sell.

*Receivables*
Receivables are mainly trade receivables and, in the Parent Company's case, current receivables from subsidiaries. On initial recognition, receivables are measured at fair value adjusted for acquisition costs, and subsequently they are measured at amortised cost. Receivables are written down on the basis of individual assessment.

*Prepayments*
Prepayments include costs paid relating to subsequent financial years and are measured at cost.

*Securities*
Securities recognised as current assets consist of trading portfolios, mainly comprising listed bonds, and are measured at fair value. Returns on and fair value adjustments of securities are recognised in the income statement under financial income and expenses.

*Cash and cash equivalents*
Cash and cash equivalents, recognised under current assets, comprise bank deposits and cash at hand and are measured at fair value.

*Equity*
Dividend is recognised in the balance sheet as a liability when adopted at the annual general meeting. Proposed dividend payments for the financial year are recognised in equity and disclosed in an income statement note to the financial statements. The purchase and selling price of and dividend on treasury shares are deducted from or added to equity, as the case may be. Hedge reserve relates to gains and losses from changes in the fair value of hedge instruments.

# Notes

Note

## 1. Accounting policies, continued

*Other provisions*
Provisions are recognised when the Group has a legal or constructive obligation arising from a past event, and it is probable that an outflow of the Group's financial resources will be required to settle the obligation.

Provisions are measured as the Management's best estimate of the amount with which the liability is expected to be settled.

The Group recognises a provision for the replacement of products covered by warranties at the balance sheet date. This provision is calculated based on experience.

*Debt*
Debt is recognised at fair value less expenses paid and subsequently at amortised cost.

*Presentation of discontinued operations*
Discontinued operations comprise activities that form a substantial part of a business when its activities and cash flows can be clearly distinguished, operationally or for financial reporting purposes, from the rest of the entity and where the entity has either been disposed of or classified as held for sale and such sale pursuant to a formal plan is expected to take place within 12 months. Discontinued operations also comprise entities which in relation to an acquisition have been classified as "held for sale".

**Cash flow statement**
The consolidated cash flow statement, which is presented according to the indirect method, shows the Group's cash flow from operating, investing and financing activities as well as the Group's cash and cash equivalents and short-term debt to credit institutions at the beginning and end of the year. Cash and cash equivalents comprise cash, securities and debt to credit institutions recognised under current assets and current liabilities, respectively.

Cash flows from operating activities are calculated as Coloplast's share of the Group's results adjusted for non-cash operating items, changes in working capital and income taxes paid.

Cash flows from investing activities comprise purchases and sales of intangible assets, property, plant and equipment, investments and payments in connection with acquisitions and divestments of enterprises. Cash flows from financing activities comprise financing from the company's shareholders and raising of loans, repayment of interest-bearing debt as well as payment of dividends.

**Segment information**
Information is provided about business segments and geographical segments as the primary and secondary segments, respectively.

The primary business segment comprises the following business areas: the Medical care division, which consists of the business areas Ostomy Care, Urology & Continence Care and Wound & Skin Care. The secondary segment is divided into sales in Europe, the Americas and the Rest of the World.

## 2. Significant estimates and judgments

In applying the accounting policies described, Management has made estimates regarding, among other items, non-current assets, inventories, provisions, deferred tax liabilities and deferred tax assets.

The estimates and assumptions applied are based on historical experience and other factors that Management considers reasonable under the circumstances, but which are inherently uncertain and unpredictable. Such assumptions may be incomplete or inaccurate, and unexpected events or circumstances may arise. In addition, the company is subject to risks and uncertainties that may cause actual outcomes to deviate from these estimates.

It may be necessary to change previous estimates as a result of changes to the assumptions on which the estimates were based or due to new information or subsequent events.

# Notes

Note

## 2. Significant estimates and judgments, continued

*Intangible assets*
The measurement of intangible assets, including goodwill, could be materially affected by significant changes in estimates and assumptions underlying the calculation of values. See note 14 for a more detailed description of impairment tests for intangible assets.The carrying amount of intangible assets was DKK 1,808 million as at 30 September 2009 (2007/08: DKK 1,927 million).

*Inventories*
The cost of finished goods and work in progress comprises the cost of raw materials, consumables, direct labour and production overheads. Production overheads comprise indirect material and labour costs as well as maintenance and depreciation of the machinery and production buildings used in the manufacturing process as well as costs of production administration and management.

Production overheads have been calculated using a standard cost method, which is reviewed regularly to ensure relevant assumptions concerning capacity utilisation, lead times and other relevant factors. Changes to the calculation method for production overheads, including levels of capacity utilisation, lead times, etc. could affect the gross margin and the overall valuation of inventories. The carrying amount of capitalised production overheads was DKK 320 million as at 30 September 2009 (2007/08: DKK 375 million).

*Deferred tax*
The recognition of deferred tax assets and deferred tax liabilities requires an assessment by Management. Deferred tax assets, including the tax base of tax loss carry-forwards, are recognised if Management estimates that the tax assets can be utilised within a foreseeable future by being offset against future positive taxable income. The assessment is made annually on the basis of budgets and business plans for the following years, including any scheduled business measures.

The carrying amount of deferred tax assets and deferred tax liabilities as at 30 September 2009 was DKK 147 million (2007/08: DKK 146 million) and DKK 235 million (2007/08: DKK 191 million), respectively. See note 17 for a further description of the Group's tax assets and tax liabilities.

# Notes

Note

## 3. Segment information

**Primary segment – business activities**

| DKK million | Medical care 2008/09 | Medical care 2007/08 | Not allocated and eliminations 2008/09 | Not allocated and eliminations 2007/08 | Total 2008/09 | Total 2007/08 |
|---|---|---|---|---|---|---|
| **Revenue** | **8,820** | **8,463** | **0** | **0** | **8,820** | **8,463** |
| Operating profit for segment | 2,106 | 1,539 | -711 | -545 | 1,395 | 994 |
| Profit from ordinary activities before interest | | | | | 1,395 | 994 |
| Net financial expenses | | | | | -184 | -2 |
| **Profit before tax** | | | | | **1,211** | **992** |
| Tax on profit for the year | | | | | -328 | -277 |
| **Profit for the year** | | | | | **883** | **715** |
| Minority interests | | | | | 0 | 0 |
| **Coloplast's share of profit for the year** | | | | | **883** | **715** |
| Assets | 6,759 | 7,168 | 1,204 | 813 | 7,963 | 7,981 |
| **Total assets** | | | | | **7,963** | **7,981** |
| **Liabilities** | **1,495** | **1,452** | **3,618** | **4,238** | **5,113** | **5,690** |
| Non-current assets | 4,114 | 4,274 | 480 | 537 | 4,594 | 4,811 |
| Investment in fixed assets | 474 | 657 | 97 | 97 | 571 | 754 |
| Depreciation - property, plant and equipment | 332 | 332 | 47 | 44 | 379 | 376 |
| Amortisation and impairment - intangible assets | 123 | 112 | 47 | 49 | 170 | 161 |

**Secondary segment - geographical areas**

**2008/09**

| DKK million | Revenue | Non-current assets | Capital expenditure | Liabilities | Total assets |
|---|---|---|---|---|---|
| Europe | 6,746 | 3,865 | 363 | 4,714 | 6,523 |
| The Americas | 1,380 | 542 | 157 | 135 | 942 |
| Rest of the World | 694 | 187 | 51 | 264 | 498 |
| **Total** | **8,820** | **4,594** | **571** | **5,113** | **7,963** |

**2007/08**

| DKK million | Revenue | Non-current assets | Capital expenditure | Liabilities | Total assets |
|---|---|---|---|---|---|
| Europe | 6,705 | 4,197 | 548 | 5,284 | 6,688 |
| The Americas | 1,155 | 442 | 149 | 176 | 834 |
| Rest of the World | 603 | 172 | 57 | 230 | 459 |
| **Total** | **8,463** | **4,811** | **754** | **5,690** | **7,981** |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| **4.** | **Depreciation, amortisation and impairment** | | |
| | Specification for the year: | | |
| | Acquired patents and trademarks | 123 | 112 |
| | Software | 47 | 49 |
| | Total amortisation of intangible assets | 170 | 161 |
| | Land and buildings | 97 | 88 |
| | Plant and machinery | 215 | 219 |
| | Other fixtures and fittings, tools and equipment | 67 | 69 |
| | Total depreciation of property, plant and equipment | 379 | 376 |
| | **Total** | **549** | **537** |
| | Depreciation, amortisation and impairment are allocated as follows: | | |
| | Cost of sales | 432 | 416 |
| | Distribution costs | 52 | 40 |
| | Administrative expenses | 39 | 52 |
| | Research and development costs | 26 | 29 |
| | **Total** | **549** | **537** |
| **5.** | **Staff costs** | | |
| | Salaries, wages and directors' fees | 2,481 | 2,703 |
| | Pension costs - defined contribution plans (note 22) | 108 | 119 |
| | Pension costs - defined benefit plans (note 22) | 7 | 7 |
| | Other social security costs | 262 | 241 |
| | **Total** | **2,858** | **3,070** |
| | Staff costs are allocated as follows: | | |
| | Cost of sales | 827 | 981 |
| | Distribution costs | 1,385 | 1,187 |
| | Administrative expenses | 376 | 510 |
| | Research and development costs | 193 | 213 |
| | Other operating expenses | 0 | 19 |
| | Special items | 77 | 160 |
| | **Total** | **2,858** | **3,070** |
| | Average number of employees, full time equivalents | 7,349 | 7,420 |
| | Number of employees at 30.9, full time equivalents | 7,130 | 7,567 |

For information on Group Managements' remuneration and Directors' fees reference is made to note 6.

# Notes

Note

## 6. The Executive Management's and the Directors' remuneration, share options and shares

### Remuneration

It is Coloplast policy that the remuneration of members of the Board of Directors and the Executive Management should be competitive relative to that of other major Danish companies. The principles applied for remuneration of members of the Executive Management are unchanged from previous years, with adjustments made only in terms of amounts. Share-based payments are made as unconditional allocations and with a percentage premium to the market price at the allocation date and cash payment for the share options. The value is calculated according to the Black & Scholes formula.

### Board of Directors

Board members receive a fee of DKK 325,000 each (2007/08: DKK 325,000. The Chairman receives the basic board member fee plus 200% (2007/08: 200%), while the Deputy Chairman receives the basic fee plus 75% (2007/08: 75%). The Board of Directors is not comprised by option or bonus schemes. Specification of selected staff costs (see note 5 to the financial statements):

| | DKK million | |
|---|---|---|
| | **2008/09** | 2007/08 |
| Directors' fees | 5 | 5 |

### Executive Management

The fixed remuneration paid to members of the Executive Management consists of the salary, pension contribution and other benefits. Members of the Executive Management are also eligible for an annual cash bonus based on individually agreed financial performance targets. The bonus proportion varies for each members of the Executive Management, but is subject to a maximum of 40% of their salary.

In addition, members of the Executive Management are granted share options at a value equal to 25% of their fixed annual salaries exclusive of pension contributions and other benefits. Specifically for 2008/09, members of the Executive Management are awarded additional options corresponding to 25% of their fixed salaries. Specification of selected staff costs (see note 5):

| DKK million<br>**2007/08** | Salaries | Pension | Other benefits | Cash bonus | Total | Share options[3] |
|---|---|---|---|---|---|---|
| Lars Rasmussen | 4.7 | 1.2 | 0.2 | 1.6 | 7.7 | 2.3 |
| Lene Skole | 3.6 | 0.9 | 0.2 | 1.2 | 5.9 | 1.7 |
| Former Executive Management members | | | | | 0.0 | 1.2 |
| **Group management total** | **8.3** | **2.1** | **0.4** | **2.8** | **13.6** | **5.2** |

| DKK million<br>**2006/07** | Salaries | Pension | Other benefits | Cash bonus | Total | Share options[3] |
|---|---|---|---|---|---|---|
| Lars Rasmussen[1] | 4.7 | 0.9 | 0.9 | | 6.5 | 0.8 |
| Lene Skole | 2.7 | 0.7 | 0.1 | | 3.5 | 0.7 |
| Former Executive Management members[2] | 4.7 | 1.6 | 0.2 | | 6.5 | 2.4 |
| **Group management total** | **12.1** | **3.2** | **1.2** | **0.0** | **16.5** | **3.9** |

1 The total remuneration in 2007/08 also reflects costs associated with Lars Rasmussen's secondment to the USA. Approximately 30% of the total remuneration relates to reimbursement of costs and attributable tax effects of secondment.

2 Furthermore, DKK 22.7 million was expensed in 2007/08 in connection with a severance package to Sten Scheibye. The amount will be disbursed during 2008/09 and 2009/10.

3 The amount expresses the Black & Scholes value of the options awarded during the financial year. Share options are charged to the income statement as staff costs over the vesting period. The amount recognised under staff costs includes a share of options granted during the financial year, includes a share of options granted in earlier financial years.

# Notes

Note

**6. The Executive Managements' and the Directors' remuneration, share options and shares, continued**

**Share Options**

The Executive Management's share options in Coloplast A/S amount to:

| 2008/09 | Beginning of the year units | Exercised in the year units | Granted in the year units | End of the year units | Market value DKK million |
|---|---|---|---|---|---|
| Lars Rasmussen | 35,265 | 0 | 59,920 | 95,185 | 8 |
| Lene Skole | 17,550 | 0 | 44,460 | 62,010 | 4 |
| | 52,815 | 0 | 104,380 | 157,195 | 12 |
| Former Executive Management members | 119,538 | 12,400 | 31,250 | 138,388 | 12 |
| **Total** | **172,353** | **12,400** | **135,630** | **295,583** | **24** |

**Shareholdings**

Coloplast's in-house rules permit members of the Executive Management and the Board of Directors to trade in Coloplast A/S shares during the four-week periods following the announcement of interim or full-year financial statements. Number of shares in Coloplast A/S held by members of the Board of Directors and the Executive Management:

| 2008/09 | Beginning of the year units | Bought in the year units | Sold in the year units | End of the year units | Market value DKK million |
|---|---|---|---|---|---|
| Lars Rasmussen | 4,675 | | | 4,675 | 2 |
| Lene Skole | 1,150 | 52 | | 1,202 | 1 |
| | 5,825 | 52 | 0 | 5,877 | 3 |
| Board of Directors, A shares | 2,457,000 | | | 2,457,000 | 1,045 |
| Board of Directors, B shares | 1,491,712 | 156 | | 1,491,868 | 635 |
| **Total** | **3,954,537** | **208** | **0** | **3,954,745** | **1,683** |

The end-of-year market values are based on the official share prices prevailing at 30 September. Members of the Executive Management hold only B shares in Coloplast A/S.

| | DKK million | |
|---|---|---|
| | **2008/09** | 2007/08 |
| **7. Special items** | | |
| Special items | -80 | -160 |
| **Total** | **-80** | **-160** |

Special items in 2008/09 and 2007/08 represent costs associated with adjustments to the organisational structure and business procedures.

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 8. | **Financial income** | | |
| | Interest income | 16 | 25 |
| | Exchange adjustments | 0 | 35 |
| | Fair value adjustments, share options | 0 | 75 |
| | Fair value adjustments on forward contracts transferred from equity | 40 | 63 |
| | Other financial income and fees | 5 | 3 |
| | **Total** | **61** | **201** |
| 9. | **Financial expenses** | | |
| | Interest expense | 160 | 185 |
| | Exchange adjustments | 56 | 0 |
| | Fair value adjustments, share options | 9 | 0 |
| | Other financial expenses and fees | 20 | 18 |
| | **Total** | **245** | **203** |
| 10. | **Tax on profit for the year** | | |
| | Tax on profit for the year | 295 | 306 |
| | Change in deferred tax on profit for the year | 23 | -18 |
| | | **318** | **288** |
| | Adjustment relating to prior years | 10 | -19 |
| | Effect of change in tax percentage | 0 | 8 |
| | **Total** | **328** | **277** |
| | Specification of tax: | | |
| | Tax on profit from ordinary activities | 318 | 288 |
| | Adjustment of tax for prior years | 10 | -19 |
| | Effect of change in tax percentage | 0 | 8 |
| | **Total** | **328** | **277** |
| | **Tax on equity items** | **-20** | **0** |
| | Reconciliation of tax rate differences: | | |
| | Danish tax rate, % | 25 | 25 |
| | Deviation in foreign subsidiaries' tax percentage | 2 | 1 |
| | Non-taxable income and non-deductible expenses, % | 1 | 2 |
| | Adjustment of tax for prior years | 1 | -2 |
| | Impairment of deferred tax assets, recognition of previously written down deferred tax assets and recognition of tax credit, % | -3 | 1 |
| | Other taxes | 1 | 0 |
| | Effect of change in tax percentage | 0 | 1 |
| | **Effective tax rate, %** | **27** | **28** |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 11. | **Minority interests** | | |
| | Minority interests at 1.10. | 1 | 2 |
| | Dividend paid | -1 | -1 |
| | **Minority interests at 30.9.** | **0** | **1** |

**12. Earnings per share (EPS)**

Earnings per share reflects the ratio between profit for the year and the year's weighted average of issued, ordinary shares, excluding ordinary shares purchased by the Group and held as treasury shares (note 21).

| | 2008/09 | 2007/08 |
|---|---|---|
| Profit for the year | 883 | 715 |
| Weighted average of shares (million units) | 42.6 | 43.6 |
| Earnings per share (DKK) (A and B shares) | 21 | 16 |
| Earnings per share (DKK) (A and B shares), diluted | 21 | 16 |

**13. Dividend per share**

The Board of Directors recommends a dividend for the financial year of DKK 7 per share of DKK 5 nominal value (2007/08: DKK 6), corresponding to an increase of 17% in ordinary dividend. This equals a pay-out ratio of 34%, equal to total dividends of DKK 300 million.

**14. Intangible assets**

| 2008/09<br>DKK million | Goodwill | Acquired patents and trademarks | Software | Prepayments and assets under development | Total intangible assets |
|---|---|---|---|---|---|
| Total cost at 1.10.2008 | 934 | 1,420 | 384 | 46 | 2,784 |
| Exchange rate and other adjustments | -13 | -28 | -4 | 0 | -45 |
| Purchases and improvements during the year | 0 | 0 | 72 | 12 | 84 |
| Reclassification | 0 | 22 | 2 | -24 | 0 |
| Disposals during the year | -292 | -7 | -4 | 0 | -303 |
| **Total cost at 30.9.2009** | **629** | **1,407** | **450** | **34** | **2,520** |
| Total amortisation and impairment at 1.10.2008 | 293 | 286 | 278 | 0 | 857 |
| Exchange rate and other adjustments | -1 | -13 | -4 | 0 | -18 |
| Amortisation and impairment for the year | 0 | 123 | 47 | 0 | 170 |
| Amortisation and impairment reversed on disposals during the year | -292 | -1 | -4 | 0 | -297 |
| **Total amortisation and impairment at 30.9.2009** | **0** | **395** | **317** | **0** | **712** |
| **Carrying amount at 30.9.2009** | **629** | **1,012** | **133** | **34** | **1,808** |

# Notes

Note

**14. Intangible assets, continued**

Goodwill relates to the acquired urology business, the home care business in Germany and the acquired distribution company in Belgium. Disposal of goodwill for the year relates to the home care business in Germany, which has previously been written off. Goodwill from the acquired urology business has been allocated on the individual cash-generating units according to earnings at the date of acquisition. The allocation was made to the cash-generating units Urology and Continence Care.

Pursuant to IAS 36, a goodwill impairment test is performed when there is an indication of impairment, but at least once a year. In the impairment test, the recoverable amount (value in use) of each cash-generating unit, calculated as the discounted expected future cash flows, is compared with the carrying amounts. Future cash flows are determined using forecasts, strategy plans, etc. which are based on specific assumptions for each cash-generating unit during the planning period with respect to sales, results of operations, working capital, capital investments and more general assumptions for the projected period.

The impairment tests performed for the urology business were based on the approved budget for 2009/10. For subsequent years, assumptions from our long-term strategy have been used indicating double-digit growth until the terminal period.

The most important parameters used to calculate the recoverable amounts are:

| | Urology | Continence Care | DMS |
|---|---|---|---|
| Revenue growth in the terminal period | 2.0% | 2.0% | 5.0% |
| Tax percentage | 37% | 27% | 34% |
| Carrying amount of goodwill, DKK million | 223 | 397 | 9 |

Growth rates are expected not to exceed the long-term average growth rate for the business area as a whole. Synergies from integration and other ongoing efficiency improvements contribute to a rising EBIT margin and improved cash flows.

The invested capital has been projected using the same growth rate as that for revenue with the exception of special assets associated with the acquisition of the urology business.

Discounting is based on the cash-generating unit's weighted capital costs, which in the impairment test performed represent 7.3% before tax (Urology), 7.4% before tax (Continence Care) and 8.8% before tax (DMS), corresponding to 6.8%, 6.3% and 6.8% after tax, respectively. Last year, the corresponding rates were 9.7%, 11.3% and 11.3% before tax and 7.5%, 9.0% and 9.0% after tax.

| 2007/08<br>DKK million | Goodwill | Acquired patents and trademarks | Software | Prepayments and assets under development | Total intangible assets |
|---|---|---|---|---|---|
| Total cost at 1.10.2007 | 931 | 1,450 | 350 | 30 | 2,761 |
| Exchange rate and other adjustments | -4 | -8 | -4 | 0 | -16 |
| Disposal through divestment | 10 | 0 | 0 | 0 | 10 |
| Purchases and improvements during the year | 0 | 3 | 12 | 21 | 36 |
| Reclassification | -3 | -18 | 26 | -5 | 0 |
| Disposals during the year | 0 | -7 | 0 | 0 | -7 |
| **Total cost at 30.9.2008** | **934** | **1,420** | **384** | **46** | **2,784** |
| Total amortisation and impairment at 1.10.2007 | 292 | 175 | 230 | 0 | 697 |
| Exchange rate and other adjustments | 0 | 3 | -1 | 0 | 2 |
| Disposal through divestment | 1 | 0 | 0 | 0 | 1 |
| Amortisation and impairment for the year | 0 | 112 | 49 | 0 | 161 |
| Amortisation and impairment reversed on disposals dur | 0 | -4 | 0 | 0 | -4 |
| **Total amortisation and impairment at 30.9.2008** | **293** | **286** | **278** | **0** | **857** |
| **Carrying amount at 30.9.2008** | **641** | **1,134** | **106** | **46** | **1,927** |

# Notes

Note

15. **Property, plant and equipment**

| **2008/09** DKK million | Land and buildings | Production plant and machinery | Fixtures and fittings, tools and equipment | Prepayments and assets under construction | Total property, plant and equipment |
|---|---|---|---|---|---|
| Total cost at 1.10.2008 | 1,939 | 2,610 | 641 | 584 | 5,774 |
| Exchange rate and other adjustments | -70 | -101 | -8 | 5 | -174 |
| Reclassification | 205 | 359 | -5 | -559 | 0 |
| Purchases and improvements during the year | 132 | 137 | 64 | 154 | 487 |
| Disposals during the year | -180 | -111 | -75 | -11 | -377 |
| **Total cost at 30.9.2009** | **2,026** | **2,894** | **617** | **173** | **5,710** |
| Total depreciation at 1.10.2008 | 766 | 1,829 | 445 | 0 | 3,040 |
| Exchange rate and other adjustments | -12 | -80 | -6 | 0 | -98 |
| Reclassification | 33 | 1 | -34 | 0 | 0 |
| Depreciation for the year | 97 | 215 | 67 | 0 | 379 |
| Depreciation reversed on disposals during the year | -109 | -75 | -62 | 0 | -246 |
| **Total depreciation at 30.9.2009** | **775** | **1,890** | **410** | **0** | **3,075** |
| **Carrying amount at 30.9.2009** | **1,251** | **1,004** | **207** | **173** | **2,635** |
| Additions during the year include finance leases amounting to | 0 | 0 | 2 | 0 | 2 |
| Gross amount, fully depreciated Property, plant and equipment | 214 | 479 | 182 | 0 | 875 |

The Group has signed agreements with contractors for the supply of buildings, technical plant and machinery of DKK 56 million (2007/08: DKK 145 million). The Group's mortgage loans have been secured against land and buildings in the amount of DKK 498 million (2007/08: DKK 498 million).

| 2007/08 DKK million | Land and buildings | Production plant and machinery | Fixtures and fittings, tools and equipment | Prepayments and assets under construction | Total property, plant and equipment |
|---|---|---|---|---|---|
| Total cost at 1.10.2007 | 1,893 | 2,322 | 608 | 406 | 5,229 |
| Exchange rate and other adjustments | 17 | 30 | 0 | 10 | 57 |
| Reclassification | 62 | 246 | 27 | -335 | 0 |
| Purchases and improvements during the year | 31 | 123 | 61 | 503 | 718 |
| Disposals during the year | -64 | -111 | -55 | 0 | -230 |
| **Total cost at 30.9.2008** | **1,939** | **2,610** | **641** | **584** | **5,774** |
| Total depreciation at 1.10.2007 | 693 | 1,691 | 430 | 0 | 2,814 |
| Exchange rate and other adjustments | 1 | 25 | -4 | 0 | 22 |
| Depreciation for the year | 88 | 219 | 69 | 0 | 376 |
| Depreciation reversed on disposals during the year | -16 | -106 | -50 | 0 | -172 |
| **Total depreciation at 30.9.2008** | **766** | **1,829** | **445** | **0** | **3,040** |
| **Carrying amount at 30.9.2008** | **1,173** | **781** | **196** | **584** | **2,734** |
| Additions during the year include finance leases amounting to | 0 | 0 | 3 | 0 | 3 |
| Gross amount, fully depreciated Property, plant and equipment | 110 | 640 | 241 | 0 | 991 |

# Notes

Note

## 16. Investments

**2008/09**

| DKK million | Other investments |
|---|---|
| Total cost at 1.10.2008 | 4 |
| Capital investments during the year | 0 |
| **Total cost at 30.9.2009** | **4** |
| Revaluation at 1.10.2008 | 0 |
| Divestment | 0 |
| **Total revaluation at 30.9.2009** | **0** |
| **Carrying amount at 30.9.2009** | **4** |

2007/08

| DKK million | Other investments |
|---|---|
| Total cost at 1.10.2007 | 13 |
| Capital investments during the year | -9 |
| **Total cost at 30.9.2008** | **4** |
| Revaluation at 1.10.2007 | 0 |
| Divestment | 0 |
| **Total revaluation at 30.9.2008** | **0** |
| **Carrying amount at 30.9.2008** | **4** |

**Overview of Group companies**

| | Registered | % Owned | | Registered | % Owned |
|---|---|---|---|---|---|
| **Parent company** | | | | | |
| Coloplast A/S | Danmark | | | | |
| **Sales and/or manufacturing subsidiaries** | | | | | |
| Coloplast de Argentina S.A. | Argentina | 100 | Coloplast (NZ) Limited | New Zealand | 100 |
| Coloplast Pty. Ltd. | Australia | 100 | Coloplast Norge AS | Norway | 100 |
| Coloplast Belgium S.A. | Belgium | 100 | Coloplast Sp. zo.o. | Poland | 100 |
| Dumonceau Medical Services | Belgium | 100 | | Poland | 100 |
| Coloplast do Brasil Ltda. | Brazil | 100 | Coloplast Portugal Lda. | Portugal | 100 |
| Coloplast Canada Corporation | Canada | 100 | Coloplast OOO | Russia | 100 |
| Coloplast Danmark A/S | Denmark | 100 | Coloplast AG | Switzerland | 100 |
| Coloplast S.A. | France | 100 | Coloplast Productos Médicos S.A. | Spain | 100 |
| Coloplast Manufacturing France S.A.S. | France | 100 | Coloplast Limited | Great Britain | 100 |
| | | | Coloplast Medical Limited | Great Britain | 100 |
| Coloplast B.V. | Holland | 100 | Charter Healthcare Limited | Great Britain | 100 |
| Coloplast S.p.A. | Italy | 100 | Porgès UK Limited | Great Britain | 100 |
| Coloplast K.K. | Japan | 100 | Coloplast AB | Sweden | 100 |
| Well Come Support Center Y.K. | Japan | 100 | Coloplast GmbH | Germany | 100 |
| Coloplast (China) Ltd. | China | 100 | Coloplast Distribution GmbH | Germany | 100 |
| Coloplast (Beijing) Medical Devices Ltd. | China | 100 | Coloplast Hungary Kft. | Hungary | 100 |
| | | | Coloplast Corp. | USA | 100 |
| Coloplast (Hong Kong) Ltd. | China | 100 | Coloplast Manufacturing US, LLC | USA | 100 |
| Coloplast Korea Limited | Korea | 100 | Coloplast Ges.m.b.H. | Austria | 100 |
| **Other companies** | | | **Representative offices and branches** | | |
| Coloplast Ejendomme A/S | Denmark | 100 | Croatia | Mexico | |
| CutiSense A/S | Denmark | 50 | Czech Rep. | Slovakia | |
| Ictalcare A/S | Denmark | 33 | Egypt | Slovenia | |
| Coloplast Development Limited Partnership | USA | 54 | Finland | South Africa | |
| | | | Hungary | Ukraine | |
| | | | Israel | | |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 17. | **Deferred tax** | | |
| | Deferred tax, opening balance | 45 | 57 |
| | Exchange rate adjustments | 7 | 0 |
| | Effect of change in tax percentage | 0 | 8 |
| | Restatement, previous years | 4 | 4 |
| | Change in deferred tax - charged to equity | -1 | -6 |
| | Change in deferred tax - charged to income statement | 23 | -18 |
| | | **78** | **45** |
| | Of which, deferred tax asset | 147 | 146 |
| | **Provision for deferred tax** | **225** | **191** |
| | | | |
| | Calculation of deferred tax is based on the following items: | | |
| | Intangible assets | 303 | 304 |
| | Property, plant and equipment | 75 | 29 |
| | Indirect cost of sales | 9 | 27 |
| | Unrealised gain from the intra-group sales of goods | -142 | -138 |
| | Jointly taxed companies | 16 | 16 |
| | Share options | -13 | -12 |
| | Tax losses carried forward and tax credits | -77 | -76 |
| | Other | -93 | -105 |
| | **Total** | **78** | **45** |

DKK 124 million of the deferred tax is expected to be set-of within the next 12 months (2007/08: DKK 61 million).

Taxable temporary differences regarding investments in subsidiaries, branches or associates are insignificant and no deferred tax has been provided, because the company controls the timing of the elimination of the temporary difference, and because it is probable that the temporary difference will not be eliminated in the foreseeable future.

| The Group's tax losses expire as follows: | 2008/09 | 2007/08 |
|---|---|---|
| within 1 year | 2 | 1 |
| within 1 to 5 years | 6 | 5 |
| in more than 5 years | 433 | 455 |
| **Total** | **441** | **461** |

The losses listed above include a recognised tax asset of DKK 98 million (2007/08: DKK 57 million).

In addition, the Group had unrecognised temporary differences and unused tax deductions of DKK 44 million (2007/08: DKK 58 million).

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| **18.** | **Inventories** | | |
| | Raw materials and consumables | 126 | 204 |
| | Work in progress | 226 | 281 |
| | Manufactured goods | 634 | 739 |
| | **Inventories** | **986** | **1,224** |
| | Inventory write-downs during period | 70 | 45 |

Cost of goods sold for the year in the amount of DKK 2,046 million (2007/08: DKK 1,985 million) is included in cost of sales.

**19. Trade receivables**

Portion of receivables falling due after more than one year after the balance sheet date

| | 2008/09 | 2007/08 |
|---|---|---|
| Other long-term receivables | 5 | 8 |

Most of the long-term receivables fall due within three years of the balance sheet date.
Interest accruing on receivables is 0%.

Provisions for bad and doubtful debts:

| | 2008/09 | 2007/08 |
|---|---|---|
| Provisions, beginning of year | 106 | 69 |
| Exchange adjustment | -1 | -10 |
| Change of provisions during the year | 6 | 61 |
| Losses realised during the year | -9 | -14 |
| **Provisions, end of year** | **102** | **106** |

The provisions are generally due to customer bankruptcy or expected bankruptcy.

Receivables due are specified as follows:

| | 2008/09 | 2007/08 |
|---|---|---|
| Up to 30 days | 179 | 224 |
| Between 30 and 90 days | 116 | 162 |
| More than 90 days | 213 | 229 |
| **Total receivables due** | **508** | **615** |

At 30 September, the Group had the following receivables:

| | 2008/09 | 2007/08 |
|---|---|---|
| DKK | 74 | 57 |
| EUR | 850 | 927 |
| USD | 166 | 165 |
| Other currencies | 440 | 414 |
| **Total carrying amount** | **1,530** | **1,563** |

**20. Marketable securities**

| | 2008/09 | 2007/08 |
|---|---|---|
| Holdings of securities at 30.9.2009 consist mainly of Danish bonds with a duration of more than 3 (2007/08: more than 3) and an effective yield of 5% (2007/08: 5%). | 1 | 1 |

# Notes

Note

## 21. Treasury shares and share options

| Treasury shares | 2008/09 | 2007/08 | 2008/09 | 2007/08 | 2008/09 | 2007/08 |
|---|---|---|---|---|---|---|
| | Number of B shares | | % of B share capital | | Nominal value B shares | |
| Holdings of treasury shares 1.10. | 3,171,332 | 3,980,272 | 7.66% | 9.39% | 15,856,660 | 19,901,360 |
| Acquired during the year | 0 | 1,241,645 | 0.00% | 2.93% | 0 | 6,208,225 |
| Cancelled | -1,000,000 | -2,000,000 | -2.42% | -4.72% | -5,000,000 | -10,000,000 |
| Sold during the year | -56,529 | -50,585 | -0.14% | -0.12% | -282,645 | -252,925 |
| **Holdings of treasury shares 30.9.** | **2,114,803** | **3,171,332** | **5.11%** | **7.48%** | **10,574,015** | **15,856,660** |

The Group does not hold A shares.

**Share options**

Nine share option programmes (B shares) have been set up for members of the Executive Management and senior managers.

| Share options have effected the profit for the year as follows: | 2008/09 | 2007/08 |
|---|---|---|
| Employee costs - equity settled-programmes | 26 | 19 |
| Employee costs - cash settled-programmes | 1 | 6 |
| Financial costs - cash settled-programmes incl. exercised options | 9 | -75 |
| **Total share option cost/income** | **36** | **-50** |

| Specification of outstanding options: | 2008/09 | | 2007/08 | |
|---|---|---|---|---|
| | Number of options | Average exercise price | Number of options | Average exercise price |
| Outstanding options at beginning of the year | 1,317,054 | | 965,195 | |
| Options vested | 943,876 | | 472,564 | |
| Options lapsed | -54,525 | | -35,250 | |
| Options exercised | -88,630 | 382 | -85,455 | 442 |
| **Outstanding options at the end of the year** | **2,117,775** | | **1,317,054** | |

| Issued in | Number of employees | Number of share options | Share options lapsed | Share options exercised | Outstanding at 30.9.2009 | Exercise price | Exercisable from | Exercisable no later than |
|---|---|---|---|---|---|---|---|---|
| November 2001 | 137 | 117,050 | 15,150 | 101,900 | 0 | 269 | November 2003 | 31.12.2008 |
| November 2001 | 137 | 117,050 | 17,200 | 75,850 | 24,000 | 286 | November 2004 | 31.12.2009 |
| December 2002 | 181 | 289,800 | 39,000 | 136,450 | 114,350 | 260 | November 2006 | 31.12.2011 |
| December 2003 | 191 | 279,960 | 25,000 | 98,620 | 156,340 | 262 | November 2007 | 31.12.2012 |
| December 2004 | 215 | 199,240 | 22,090 | 43,290 | 133,860 | 280 | November 2008 | 31.12.2013 |
| December 2004 | 3 | 2,880 | 0 | 940 | 1,940 | 321 | November 2008 | 31.12.2013 |
| December 2005 | 209 | 177,625 | 13,950 | 14,900 | 148,775 | 328 | November 2009 | 31.12.2014 |
| December 2006 | 2 | 7,000 | 0 | 0 | 7,000 | 496 | April 2009 | 01.01.2015 |
| December 2006 | 210 | 200,330 | 15,085 | 0 | 185,245 | 506 | November 2010 | 31.12.2015 |
| December 2007 | 249 | 480,483 | 21,583 | 0 | 458,900 | 532 | December 2010 | 31.12.2012 |
| December 2008 | 263 | 939,676 | 52,311 | 0 | 887,365 | 385 | December 2011 | 31.12.2013 |

In the period 2002-2006, options were awarded subject to the achievement of specific consolidated EP and EBIT margins targets. If only one of the targets was achieved, 50% of the options under the scheme were awarded. The value of options at the date of award equalled a maximum of two months' salary for each award recipient at the date of award, with the exception of the Executive Management.

Coloplast's holding of treasury shares fully covers the option programmes, so options exercised under the programme will not influence the Group's cash position by forcing it to buy up shares in the market.

At 30 September 2009, the carrying amount of the option programme was DKK 76 million (DKK 73 million at September 2008), while the fair value of the option schemes amounted to DKK 172 million (DKK 65 million at September 2008).

The following assumptions were applied in determining the fair value of outstanding share options at the date of award:

| | 2008 | 2007 |
|---|---|---|
| Average share price (DKK) | 335.03 | 461.75 |
| Exercise price (DKK) | 385.28 | 531.61 |
| Expected dividend per share | 1.79 | 1.08 |
| Expected duration | 4.00 | 4.00 |
| Expected volatility | 18.15 | 18.05 |
| Risk-free interest | 4.11 | 4.27 |

The value of the options was calculated using the Black & Scholes formula, in which the interest rate applied equalled that for Danish government securities. Volatility in the share is calculated as monthly movements (period-end to period-end) over five years. Options are assumed to be exercised on average one year into the exercise period.

# Notes

Note

## 22. Provisions for pensions and similar liabilities

**Defined contribution plans**
The Group offers pension plans to certain groups of employees in Denmark and abroad. Most of the pension plans are defined contribution plans. The Group funds the plans through regular payments of premiums to independent insurance companies responsible for the pension liabilities towards the beneficiaries. Once the pension payments for defined contribution plans have been made, the Group has no further liabilities towards existing or retired employees. Payments for defined contribution plans are recognised in the income statement when paid. In 2008/09, DKK 108 million (2007/08: DKK 119 million) was recognised.

**Defined benefit plans**
For certain groups of employees in foreign subsidiaries the Group has signed agreements to pay defined benefits, including pension payments. These liabilities are not or are only partly covered by insurance. Uncovered liabilities are recognised in the balance sheet and in the income statement as indicated below. The figures below include liabilities regarding the post-service remuneration scheme applicable to Board members prior to the amendment to the Articles of Association adopted at the Annual General Meeting in 2002.

| | DKK million | |
|---|---|---|
| | **2008/09** | 2007/08 |
| The consolidated income statement includes recognition of the following: | | |
| Defined contribution plans | 108 | 119 |
| Defined benefit plans | 7 | 7 |
| **Total** | **115** | **126** |
| | | |
| The costs regarding defined benefit plans are recognised in the following income statement items: | | |
| Cost of sales | 0 | 4 |
| Distribution costs | 6 | 2 |
| Administrative expenses | 1 | 1 |
| **Total** | **7** | **7** |
| | | |
| Present value of funded defined benefit obligations | 172 | 135 |
| Present value of unfunded defined benefit obligations | 67 | 67 |
| Fair value of plan assets | -127 | -121 |
| Pension cost concerning prior years | -8 | -8 |
| Unrecognised actuarial gains/losses | -15 | 26 |
| **Net liability recognised in the balance sheet** | **89** | **99** |
| | | |
| Specification of present value of defined benefit obligation: | | |
| Obligation at 1.10 | 202 | 227 |
| Exchange adjustments | -15 | -15 |
| Pension costs concerning current financial year | 8 | 11 |
| Calculated interest on liability | 13 | 15 |
| Discontinued pension plans | -6 | 0 |
| Actuarial gains/losses | 42 | -27 |
| Pension costs concerning prior years | 1 | 7 |
| Pensions disbursed | -6 | -16 |
| **Present value of liability at 30.9** | **239** | **202** |

# Notes

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| | | DKK million | |
| 22. | **Provisions for pensions and similar liabilities, continued** | | |
| | Specification of fair value of pension assets | | |
| | Pension assets at 1.10 | 121 | 172 |
| | Exchange adjustments | -14 | -17 |
| | Expected return on plan assets | 8 | 11 |
| | Actuarial gains/losses | 3 | -41 |
| | Paid by the Coloplast Group | 15 | 12 |
| | Pensions disbursed | -6 | -16 |
| | **Pension assets at 30.9** | **127** | **121** |
| | | | |
| | Pension costs recognised in the income statement: | | |
| | Pension costs concerning current financial year | 8 | 11 |
| | Calculated interest on liability | 13 | 15 |
| | Expected return on plan assets | -8 | -11 |
| | Discontinued pension plans | -4 | -8 |
| | Recognised actuarial gains/losses for the year | -2 | 2 |
| | Pension costs concerning prior years | 0 | -2 |
| | **Total amount recognised for defined benefit plans** | **7** | **7** |
| | | | |
| | Specification of pension assets: | | |
| | Shares | 84 | 83 |
| | Bonds | 19 | 9 |
| | Real property | 6 | 9 |
| | Cash and similar assets | 18 | 20 |
| | **Pension assets at 30.9** | **127** | **121** |
| | | | |
| | Return on pension assets: | | |
| | Actual return on plan assets | -11 | 30 |
| | Expected return on plan assets | -8 | -11 |
| | **Actuarial gain on plan assets** | **3** | **-41** |

The Group expects to pay DKK 14 million to the defined benefit plan in 2009/10.

| The assumptions of the actuarial calculations as at the balance sheet date (average) are as follows: | 2008/09 | 2007/08 |
|---|---|---|
| Discount rate | 5 | 6 |
| Expected return on plan assets | 2 | 3 |
| Future salary increases | 3 | 2 |

The expected return on plan assets was determined on the basis of asset composition and general expectations for economic developments.

The amounts for the present year and the previous four years for the Group's pension liabilities are set out below:

| | **2008/09** | 2007/08 | 2006/07 | 2005/06 | 2004/05 |
|---|---|---|---|---|---|
| Actuarial calculation of pension liabilities | 239 | 202 | 227 | 283 | 204 |
| Pension assets | -127 | -121 | -172 | -154 | -126 |
| **Surplus/deficit** | **112** | **81** | **55** | **129** | **78** |
| | | | | | |
| Experience adjustments to liabilities | 42 | -27 | -59 | 15 | 16 |
| Experience adjustments to pension assets | -3 | 41 | -5 | -3 | -9 |

# Notes

Note

23. **Other provisions**

| **2008/09**<br>DKK million | **Legal claims** | **Others** | **Total** |
|---|---|---|---|
| Provisions at 1.10.2008 | 15 | 20 | 35 |
| Additional provisions | 5 | 14 | 19 |
| Unused amounts reversed | 0 | -6 | -6 |
| **Charged to the income statement** | **5** | **8** | **13** |
| Used during the year | -4 | -9 | -13 |
| **Provisions at 30.09.2009** | **16** | **19** | **35** |
| Expected maturities: | | | |
| Current liabilities | 7 | 5 | 12 |
| Non-current liabilities | 9 | 14 | 23 |
| **Provisions at 30.09.2009** | **16** | **19** | **35** |

| 2007/08<br>DKK million | **Legal claims** | **Others** | **Total** |
|---|---|---|---|
| Provisions at 1.10.2007 | 7 | 12 | 19 |
| Additional provisions | 9 | 12 | 21 |
| Unused amounts reversed | -1 | -4 | -5 |
| **Charged to the income statement** | **8** | **8** | **16** |
| Used during the year | 0 | 0 | 0 |
| **Provisions at 30.09.2008** | **15** | **20** | **35** |
| Expected maturities: | | | |
| Current liabilities | 8 | 11 | 19 |
| Non-current liabilities | 7 | 9 | 16 |
| **Provisions at 30.09.2008** | **15** | **20** | **35** |

**Legal claims**

The amounts are gross amounts relating to certain legal claims. Having consulted external legal experts, the management believes that any losses resulting from these legal claims will not exceed the provisions made.

**Other**

Other liabilities relate to provisions for expenses associated with the vacation of a lease and other non-legal claims.

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| **24.** | **Credit institutions** | | |
| | Payables to credit institutions are recognised in the balance sheet as follows: | | |
| | Non-current liabilities | 233 | 487 |
| | Current liabilities | 2,256 | 2,783 |
| | **Total** | **2,489** | **3,270** |
| | Term to maturity: | | |
| | Within 1 year | 315 | 623 |
| | 1-5 years | 2,059 | 2,837 |
| | Over 5 years | 571 | 613 |
| | **Total** | **2,945** | **4,073** |
| | DKK | 373 | 458 |
| | EUR | 1,752 | 2,556 |
| | USD | 157 | 22 |
| | Other currencies | 207 | 234 |
| | **Total carrying amount** | **2,489** | **3,270** |

Mortgage loans have been secured against land and buildings in the amount of DKK 498 million.

**Net interest-bearing debt including swap facility at 30.9.**

| | 2008/09 | 2007/08 |
|---|---|---|
| Mortgage debt | 473 | 480 |
| Other credit institutions | 2,016 | 2,790 |
| Marketable securities | -1 | -1 |
| Bank balances | -628 | -192 |
| Other payables | 437 | 351 |
| **Total** | **2,297** | **3,428** |

The fair value of net interest-bearing debt is DKK 2,310 million, of which DKK 2,297 million has been recognised in balance sheet. The fair value is calculated as the nominal value of debt of the market price prevailing at the balance sheet date. The difference in value is the difference between the market value of the mortgage and the outstanding debt. The Other payables item represents refinancing via a swap facility and employee bonds. The fair value of swaps are calculated using the interest rate and exchange rate prevailing at the balance sheet date.

**Specification of currency split and interest structure for net interest-bearing debt:**

**2008/09**

| Principal in DKK million/ Effective interest rate p.a. | | USD | Rate | GBP | Rate | EUR | Rate | DKK | Rate | Other | Rate | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Within 1 yr | Receivables | - 50 | 0-1 | - 107 | 0-2 | - 273 | 0-4 | - 43 | 1-2 | - 155 | 0-7 | - 628 |
| | Payables | 4 | 1-2 | | | 7 | 1-4 | 15 | 2-5 | 208 | 0-9 | 234 |
| | Swap | | | | | | | | | | | 0 |
| Total, Within 1 yr | | - 46 | | - 107 | | - 266 | | - 28 | | 53 | | - 394 |
| 1 to 5 yrs | Receivables | | | | | | | | | | | 0 |
| | Payables | 1,169 | 0-5 | | | 650 | 4-5 | 51 | 5 | 1 | 3 | 1,871 |
| | Swap | - 1,017 | 5 | | | 1,444 | 5 | | | | | 427 |
| Total, 1 to 5 yrs | | 152 | | 0 | | 2,094 | | 51 | | 1 | | 2,298 |
| More than 5 yrs | Receivables | | | | | | | | | | | 0 |
| | Payables | | | | | 78 | 5 | 315 | 5 | | | 393 |
| | Swap | | | | | | | | | | | 0 |
| Total, more than 5 yrs | | 0 | | 0 | | 78 | | 315 | | 0 | | 393 |
| Total | | 106 | | -107 | | 1,906 | | 338 | | 54 | | 2,297 |

The parent company has a fixed-rate loan for USD 200 million in the form of a private placement with a term to maturity of 4 years and EUR 85 million of drawing rights under a Club facility with a term to maturity of 2 years. The loans have been converted via swaps with banks to a fixed interest rate in EUR. At the balance sheet date, 86% of the loans carry a fixed interest rate.

# Notes

Note

**24. Credit Institutions, continued**

**2007/08**

| Principal in DKK million/ Effective interest rate p.a. | | USD | Rate | GBP | Rate | EUR | Rate | DKK | Rate | Other | Rate | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Within 1 yr | Receivables | -6 | 1-6 | -73 | 5 | -36 | 0-5 | -7 | 1-4 | -69 | 1-7 | -191 |
| | Payables | 22 | 7 | 1 | 6 | 138 | 4-6 | 80 | 5 | 246 | 1-9 | 487 |
| | Swap | | | | | | | | | | | 0 |
| Total, Within 1 yr | | 16 | | -72 | | 102 | | 73 | | 177 | | 296 |
| 1 to 5 yrs | Receivables | | | | | | | | | | | 0 |
| | Payables | 1,043 | 5 | | | 1,288 | 5 | 36 | 5 | 1 | 6 | 2,368 |
| | Swap | - 1,056 | 5 | | | 1,407 | 5 | | | | | 351 |
| Total, 1 to 5 yrs | | -13 | | 0 | | 2,695 | | 36 | | 1 | | 2,719 |
| More than 5 yrs | Receivables | | | | | | | | | -2 | 4 | -2 |
| | Payables | | | | | 85 | 5 | 330 | 5 | | | 415 |
| | Swap | | | | | | | | | | | 0 |
| Total, more than 5 yrs | | 0 | | 0 | | 85 | | 330 | | -2 | | 413 |
| Total | | 3 | | -72 | | 2,882 | | 439 | | 176 | | 3428 |

**25. Income tax**

| DKK million | **2008/09** | 2007/08 |
|---|---|---|
| Income tax balance at 1.10. | 200 | -39 |
| Exchange adjustment | -1 | 0 |
| Adjustment, prior years | 6 | -23 |
| Tax on profit for the year | 295 | 306 |
| Tax on equity items | -19 | 6 |
| Tax paid during the year | -270 | -50 |
| | 211 | 200 |
| Of which receivable income tax | 31 | 11 |
| **Income tax balance at 30.9.** | **242** | **211** |

**26. Financial instruments**

**The Group's risk management policy**

Financial risks are managed centrally and, accordingly, all derivative instruments are managed and controlled by the parent company. The framework is determined by the financial policy approved annually by the Board of Directors. The financial policy comprise policies for foreign exchange, funding, liquidity and financial counterparts. The core principle is for financial risk to be managed with a view to reducing significant risk.

**Financial instruments by category 2008/09**

| | Loans and receivables | Assets at fair value through the income statement | Derivatives used for hedging | Total |
|---|---|---|---|---|
| *Assets* | | | | |
| Other securities | 4 | | | 4 |
| Trade receivables and other receivables | 1,610 | | 34 | 1,644 |
| Cash and bank balances and marketable securities | | 630 | | 630 |
| Total | 1,614 | 630 | 34 | 2,278 |

# Notes

Note

## 26. Financial instruments, continued

**Financial instruments by category**

| | Liabilities at fair value through the income statement[1] | Derivatives used for hedging | Other liabilities at amortised cost | Total |
|---|---|---|---|---|
| *Liabilities* | | | | |
| Mortgage debt | | | 473 | 473 |
| Other credit institutions | | | 2,016 | 2,016 |
| Trade payables | | | 428 | 428 |
| Other payables | | 485 | 1,016 | 1,501 |
| Total | 0 | 485 | 3,933 | 4,418 |

**Financial instruments by category 2007/08**

| | Loans and receivables | Assets at fair value through the income statement | Derivatives used for hedging | Total |
|---|---|---|---|---|
| *Assets* | | | | |
| Other investments | 4 | | | 4 |
| Trade receivables and other receivables | 1,649 | | 15 | 1,664 |
| Cash and bank balances and marketable securities | | 194 | | 194 |
| Total | 1,653 | 194 | 15 | 1,862 |

| | Liabilities at fair value through the income statement[1] | Derivatives used for hedging | Other liabilities at amortised cost | Total |
|---|---|---|---|---|
| *Liabilities* | | | | |
| Mortgage debt | | | 480 | 480 |
| Other credit institutions | | | 2,790 | 2,790 |
| Trade payables | | | 397 | 397 |
| Other payables | | 361 | 1,045 | 1,406 |
| Total | 0 | 361 | 4,712 | 5,073 |

[1] Trading portfolio

**Foreign exchange risk**

The objective of the foreign exchange policy is to neutralise and delay the effect of exchange rate fluctuations in the income statement and in that way enhance the predictability of the financial results. This is done by hedging significant balance sheet items denominated in foreign currency and a part of the expected future cash flows. Currency hedging is achieved by means of forward contracts and options. As at 30 September 2009, an average of 100% of the first eleven months of net cash flows were hedged (2007/08: 100% of the first nine months of cash flows).

# Notes

Note

## 26. Financial instruments, continued

**Holdings of derivative financial instruments**

| **2008/09**<br>DKK million | Amount of contract | Loss/gain when stated at mkt. value at 30.9.2009 | Amount incl. in income statement for 2008/09 | Transferred to fair value reserve | Expiry period |
|---|---|---|---|---|---|
| **Forward exchange contracts outstanding at 30.09.2009 to hedge future cash flows** | | | | | |
| USD | -108 | -6 | 0 | -6 | Oct. 2009 - Nov. 2009 |
| GBP | 368 | 14 | 0 | 14 | Oct. 2009 - Jun. 2010 |
| JPY | 92 | 1 | 0 | 1 | Oct. 2009 - Jun. 2010 |
| HUF | -281 | 13 | 0 | 13 | Oct. 2009 - Jul. 2010 |
| Others | 428 | -19 | 0 | -19 | Oct. 2009 - Jun. 2010 |
| **Total** | **499** | **3** | **0** | **3** | |
| **Other forward exchange contracts outstanding at 30.9.2009** | | | | | |
| USD | 334 | 8 | 8 | 0 | Oct. 2009 - Mar. 2010 |
| GBP | 269 | 7 | 7 | 0 | Oct. 2009 - Feb. 2010 |
| JPY | 90 | -1 | -1 | 0 | Oct. 2009 - Feb. 2010 |
| HUF | -2 | -2 | -2 | 0 | Oct. 2009 |
| Others | 182 | -6 | -6 | 0 | Oct. 2009 - Feb. 2010 |
| **Total** | **873** | **6** | **6** | **0** | |
| **Currency and interest swaps at 30.9.2009 to hedge future cash flows** | | | | | |
| EUR interest rate swap | 633 | -27 | 0 | -27 | Aug. 2011 |
| USD/EUR | 1,017 | -435 | 27 | -41 | Apr. 2013 |
| **Total** | **1,650** | **-462** | **27** | **-68** | |

**Holdings of derivative financial instruments**

| 2007/08<br>DKK million | Amount of contract | Loss/gain when stated at mkt. value at 30.9.2008 | Amount incl. in income statement for 2007/08 | Transferred to fair value reserve | Expiry period |
|---|---|---|---|---|---|
| **Forward exchange contracts outstanding at 30.9.2008 to hedge future cash flows** | | | | | |
| USD | 34 | 3 | 1 | 2 | Oct. 2008 - Feb. 2009 |
| GBP | 658 | -5 | 0 | -5 | Oct. 2008 - Mar. 2009 |
| EUR | 100 | -1 | 0 | -1 | Oct. 2008 - Nov. 2009 |
| JPY | 66 | -3 | 1 | -4 | Oct. 2008 - June 2009 |
| HUF | -228 | 2 | 4 | -2 | Jan. 2009 - Mar. 2009 |
| Others | 219 | 6 | 0 | 6 | Oct. 2008 - Jan. 2009 |
| **Total** | **849** | **2** | **6** | **-4** | |
| **Other forward exchange contracts outstanding at 30.9.2008** | | | | | |
| USD | 325 | -7 | -7 | 0 | Oct. 2008 - Jan. 2009 |
| GBP | 253 | -2 | -2 | 0 | Oct. 2008 - Nov. 2009 |
| JPY | 76 | -5 | -5 | 0 | Oct. 2008 - Sep. 2009 |
| HUF | 228 | 1 | 1 | 0 | Jan. 2009 - Mar. 2009 |
| Others | 166 | 2 | 2 | 0 | Oct. 2008 - Mar. 2009 |
| **Total** | **1,048** | **-11** | **-11** | **0** | |
| **Currency and interest swaps at 30.9.2008 to hedge future cash flows** | | | | | |
| EUR interest rate swap | 746 | 17 | 0 | 17 | Aug. 2011 |
| USD/EUR | 1,043 | -358 | 8 | 12 | Apr. 2013 |
| **Total** | **1,789** | **-341** | **8** | **29** | |

# Notes

Note

**26. Financial instruments, continued**

The fair value of derivative financial instruments is calculated on the basis of current market data and recognised valuation methods.

The Group had no material foreign exchange risks concerning debt in foreign currency as at 30 September 2009. The Group's receivables are to some extent affected by exchange rate fluctuations, and the Group's balance sheet is impacted to some degree by changes in the exchange rates prevailing at 30 September 2009.

Consolidated revenue is particularly exposed to developments in USD and GBP. Due to the Group's production in the USA, changes in the USD/DKK exchange rate only have a slight effect on EBIT, while changes in the GBP/DKK exchange rate feed through to EBIT unfiltered. The relocation of a large part of the production activities to Hungary means that costs will be affected by any fluctuations in the HUF/DKK exchange rate. A 10% depreciation of the GBP would, other things being equal, have had a negative impact on EBIT of DKK 75 million (2007/08: DKK 90 million), while a 10% depreciation of the HUF, other things being equal, would have a positive EBIT impact of DKK 40 million (2007/08: DKK 30 million). An increase in exchange rates would have had the opposite effect on the financial performance for the year.

**Interest rate risk**

It is Group policy that a part of the funding must be on fixed interest rate basis The interest rate risk on the Group's other debt is hedged when the Group finds that the interest rate can be fixed on a satisfactory level.

As at 30 September 2009, the Group's loans predominantly carried a fixed interest rate or had been converted into a fixed rate by using interest rate swaps. The fair value of the interest rate swaps outstanding at the balance sheet date entered into to hedge foreign exchange and interest rate risks was negative in the amount of DKK 456m (2007/08: negative at DKK 336m).

In accordance with the Group's risk policy, the weighted average duration (fixed rate period) on the Group's loans at 30 September 2009 was 3.0 years (2007/08: 2.9 years) including the effect of interest rate swaps.

Based on the exposure at the balance sheet date, a one percentage point increase/fall in the level of interest rates would have impacted the profit for the year by minus/plus DKK 4 million (2007/08: DKK 8 million).

**Liquidity risk**

The funding policy aims to ensure adequate and cost-effective funding with due consideration to interest rates, currency, maturity, counter party and other factors. The aim is also to ensure that the Group maintains adequate capital reserves.

The cash policy stipulates that the Group must obtain a competitive return and high liquidity when investing its excess cash. One of the means to achieve effective management of the Group's cash is the use of cash pools.

The Group's cash reserve comprises cash and cash equivalents, securities and unutilised credit facilities.

**Credit risk**

Pursuant to the counter-party policy, transactions should only be made with financial institutions holding a satisfactory credit rating with international credit rating agencies.

The Group's credit risks relate partly to receivables and cash holdings, partly to derivative financial instruments with a positive fair value. The maximum credit risk related to financial assets equals the values recognised in the balance sheet.

The Group is not exposed to significant risks concerning individual customers or business partners. The Group's policy for undertaking credit risks involves an ongoing credit assessment of major customers and other key business partners.

# Notes

Note

## 26. Financial instruments, continued

**Capital management**
With its capital management, the Group aims to create the necessary room to perform its strategic development activities and to be able to provide a competitive return for its shareholders. Another aim is to reduce the cost of capital.

In general, the intention of the Board of Directors is to pay dividend of around 30% of the profit for the year. However, distribution of dividends will always be decided with due consideration for the Group's plans for growth and liquidity requirements.

The Group assesses the capital on the basis of the solvency ratio, which is calculated in accordance with the guidelines issued by the Danish Society of Financial Analysts.

## 27. Other liabilities

| | DKK million 2008/09 | | | | DKK million 2007/08 | | | |
|---|---|---|---|---|---|---|---|---|
| Falling due in: | Other operating leases | Rent | Other | Total | Other operating leases | Rent | Other | Total |
| within 1 year | 41 | 91 | 5 | 137 | 34 | 89 | 12 | 135 |
| 1 to 5 years | 37 | 234 | 3 | 274 | 102 | 240 | 15 | 357 |
| more than 5 years | 0 | 28 | 27 | 55 | 0 | 66 | 36 | 102 |
| **Total** | **78** | **353** | **35** | **466** | **136** | **395** | **63** | **594** |

Operating lease payments included in the income statement account for DKK 48 million (2007/08: DKK 42 million).

Operating leases represent primarily leasing of cars. There are no purchasing rights attaching to assets held under operating leases.
Liabilities concerning rent and other operating leases are limited to the minimum lease payments.

## 28. Contingent items

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

## 29. Related party transactions

Related parties to the Coloplast Group include members of the Board of Directors and the Executive Management, main shareholders of the parent company, Coloplast A/S, and the Group's associates.

Information about remuneration of the Management is set out in note 6.
There has been no major transactions with related parties.

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| **30.** | **Public grants** | | |
| | In the financial year, the Group received DKK 2 million in public grants for research and development purposes (2007/08: DKK 2 million). The Group has received DKK 41 million (2007/08: DKK 62 million) for investments. | | |
| **31.** | **Fees to appointed auditors** | | |
| | Overall fees to PricewaterhouseCoopers | 14 | 15 |
| | Of which: | | |
| | Statutory audit | 9 | 9 |
| | Assurance engagements other than audits | 1 | 2 |
| | Tax advice | 3 | 3 |
| | Other services | 1 | 1 |
| **32.** | **Events occurring after balance sheet date** | | |
| | No events have occurred after the balance sheet date which are deemed to have a material impact on the financial results or equity as of 30 September 2009. | | |
| **33.** | **Adjustment for other non-cash operating items** | | |
| | Net gain/loss on non-current assets | -34 | -26 |
| | Change in other provisions | -6 | -8 |
| | **Total** | **-40** | **-34** |
| **34.** | **Changes in working capital** | | |
| | Inventories | 236 | -284 |
| | Trade receivables | 4 | 38 |
| | Other receivables | -20 | 48 |
| | Trade and other payables etc. | 100 | 102 |
| | **Total** | **320** | **-96** |
| **35.** | **Cash, cash equivalents and short term debt** | | |
| | Marketable securities | 1 | 1 |
| | Cash | 1 | 1 |
| | Bank balances | 628 | 192 |
| | Liquid resources | 630 | 194 |
| | Short-term debt | -233 | -487 |
| | **Total** | **397** | **-293** |
| **36.** | **Unutilised credit facilities** | | |
| | Unutilised credit facilities | 3,608 | 2,493 |
| | Of which long-term facilities with a duration of more than 1 year | 2,155 | 1,247 |

# Notes

Note

## 37. Income statement, quarterly (unaudited)

| DKK million | **2008/09 Full year** | 2008/09 Q1 | 2008/09 Q2 | 2008/09 Q3 | 2008/09 Q4 |
|---|---|---|---|---|---|
| Revenue | 8,820 | 2,196 | 2,119 | 2,243 | 2,262 |
| Cost of sales | -3,717 | -895 | -897 | -942 | -983 |
| **Gross profit** | **5,103** | **1,301** | **1,222** | **1,301** | **1,279** |
| Distribution costs | -2,685 | -664 | -652 | -704 | -665 |
| Administrative expenses | -614 | -194 | -160 | -153 | -107 |
| Research and development costs | -389 | -103 | -99 | -97 | -90 |
| Other operating income | 89 | 11 | 54 | 10 | 14 |
| Other operating expenses | -29 | -12 | -2 | -10 | -5 |
| **Operating profit before special items** | **1,475** | **339** | **363** | **347** | **426** |
| Special items | -80 | -5 | -55 | 0 | -20 |
| **Operating profit (EBIT)** | **1,395** | **334** | **308** | **347** | **406** |
| Financial income | 61 | 31 | 8 | 11 | 11 |
| Financial expenses | -245 | -84 | -55 | -51 | -55 |
| **Profit before tax** | **1,211** | **281** | **261** | **307** | **362** |
| Tax on profit for the period | -328 | -79 | -73 | -86 | -90 |
| **Profit for the period** | **883** | **202** | **188** | **221** | **272** |
| Minority interests | 0 | 0 | 0 | 0 | 0 |
| **Coloplast's share of profit for the period** | **883** | **202** | **188** | **221** | **272** |
| Earnings per Share (EPS) (A and B shares) | 21 | 5 | 4 | 5 | 7 |
| Earnings per Share (EPS) (A and B shares), diluted | 21 | 5 | 4 | 5 | 7 |

| | **2007/08 Full year** | 2007/08 Q1 | 2007/08 Q2 | 2007/08 Q3 | 2007/08 Q4 |
|---|---|---|---|---|---|
| Revenue | 8,463 | 2,113 | 2,040 | 2,154 | 2,156 |
| Cost of sales | -3,465 | -829 | -871 | -892 | -873 |
| **Gross profit** | **4,998** | **1,284** | **1,169** | **1,262** | **1,283** |
| Distribution costs | -2,589 | -660 | -651 | -621 | -657 |
| Administrative expenses | -882 | -235 | -231 | -203 | -213 |
| Research and development costs | -415 | -78 | -90 | -100 | -147 |
| Other operating income | 71 | 35 | 21 | 10 | 5 |
| Other operating expenses | -29 | -6 | -6 | -7 | -10 |
| **Operating profit before special items** | **1,154** | **340** | **212** | **341** | **261** |
| Special items | -160 | 0 | 0 | 0 | -160 |
| **Operating profit (EBIT)** | **994** | **340** | **212** | **341** | **101** |
| Financial income | 201 | 36 | 55 | 68 | 42 |
| Financial expenses | -203 | -44 | -72 | -32 | -55 |
| **Profit before tax** | **992** | **332** | **195** | **377** | **88** |
| Tax on profit for the period | -277 | -93 | -55 | -106 | -23 |
| **Profit for the period** | **715** | **239** | **140** | **271** | **65** |
| Minority interests | 0 | 0 | 0 | 0 | 0 |
| **Coloplast's share of profit for the period** | **715** | **239** | **140** | **271** | **65** |
| Earnings per Share (EPS) (A and B shares) | 16 | 5 | 3 | 6 | 2 |
| Earnings per Share (EPS) (A and B shares), diluted | 16 | 5 | 3 | 6 | 2 |

# Definitions of key ratios

Note

**38. Definitions of key ratios**

| | |
|---|---|
| EBIT | Earnings before interest and tax |
| EBITDA | Earnings before interest, tax, depreciation and amortisation |
| Capital invested | Assets less cash, less marketable securities plus accumulated goodwill amortised before 1 October 2002 less non-interest bearing debt including provisions |
| Net interest-bearing debt | Non-current interest-bearing liabilities plus debt to credit institutions less cash less securities |
| EBIT margin (%) | $\frac{\text{EBIT x 100}}{\text{Revenue}}$ |
| Return on average invested capital (ROIC), % | $\frac{\text{EBIT x 100}}{\text{Capital invested (average of four quarters)}}$ |
| Return on equity (%) | $\frac{\text{Profit for the year attributable to Coloplast x 100}}{\text{Equity before minority interests (average of four quarters)}}$ |
| Ratio of net debt to EBITDA | $\frac{\text{Net interest-bearing debt}}{\text{EBITDA}}$ |
| Interest cover | $\frac{\text{EBITDA}}{\text{Net interest income and interest expenses}}$ |
| Equity ratio, % | $\frac{\text{Total equity x 100}}{\text{Total assets}}$ |
| Ratio of debt to enterprise value, % | $\frac{\text{Net interest-bearing debt x 100}}{\text{Net interest-bearing debt plus market value of equity}}$ |
| Market value of equity (DKK) | Share quotation at year-end multiplied by unrestricted share capital (assuming same price valuation of A and B shares) |
| Net asset value per share (DKK) | $\frac{\text{Equity ex. minority interests}}{\text{Number of shares}}$ |
| Share price/NAV | $\frac{\text{Share quotation}}{\text{Net asset value per share}}$ |
| PE, price/earnings ratio | $\frac{\text{Share quotation}}{\text{Earnings per share (EPS)}}$ |
| Pay-out ratio, % | $\frac{\text{Dividend declared x 100}}{\text{Profit for the year attributable to Coloplast}}$ |
| Earnings per share (EPS) | $\frac{\text{Profit for the year attributable to Coloplast}}{\text{Number of unrestricted shares (average of four quarters)}}$ |
| Free cash flow per share | $\frac{\text{Free cash flow}}{\text{Number of unrestricted shares (average of four quarters)}}$ |

The ratios are calculated and applied in accordance with "Recommendations & Financial Ratios 2005" issued by the Danish Society of Financial Analysts. Key ratios are shown on page 2.

# Shareholder information

**Announcements 2008/09**

**2008**

| | |
|---|---|
| 19/11 | 21 Announcement of full-year financial results 2007/08 |
| 28/11 | 22 Annual General Meeting of Coloplast A/S Wednesday 17 December 2008 |
| 17/12 | 23 Annual General Meeting of Coloplast A/S |
| 17/12 | 24 The Board of Directors of Coloplast A/S elected its own Chairman and Vice-Chairman |
| 17/12 | 25 Articles of Association of Coloplast A/S |

**2009**

| | |
|---|---|
| 19/01 | 1 Coloplast negotiates headcount reductions |
| 3/2 | 2 Interim financial report, Q1 2008/09 |
| 13/3 | 3 ATP changes its holding of shares in Coloplast |
| 1/4 | 4 British health care reform: Update |
| 1/4 | 5 British health care reform: Final update |
| 27/4 | 6 Coloplast reduces share capital |
| 27/4 | 7 Articles of Association of Coloplast A/S |
| 5/5 | 8 Interim financial report, H1 2008/09 |
| 14/8 | 9 Interim financial report, Q3 2008/09 |
| 18/9 | 10 Financial calendar for 2009/10 |
| 30/9 | 11 Capital Market Day |

**Financial calendar 2009/10**

**2009**

| | |
|---|---|
| 16/10 | Closing period until 6 November |
| 6/11 | Financial Statements for the full year 2008/09<br>Annual Report 2008/09 |
| 1/12 | Annual General Meeting |
| 7/12 | Payment of dividends for 2008/09 |

**2010**

| | |
|---|---|
| 7/1 | Closing period until 28 January |
| 28/1 | Interim Financial Statements for Q1 2009/10 |
| 8/4 | Closing period until 29 April |
| 29/4 | Interim Financial Statements for H1 2009/10 |
| 29/7 | Closing period until 19 August |
| 19/8 | Interim Financial Statements for Q3 2009/10 |
| 13/10 | Closing period until 3 November |
| 3/11 | Financial Statements for the full year 2009/10 |
| 1/12 | Annual General Meeting |
| 7/12 | Payment of dividends for 2009/10 |

**Banks and stockbroking companies following Coloplast**

| | |
|---|---|
| ABG Sundal Collier | Goldman Sachs |
| Alm. Brand Markets | Handelsbanken Capital Markets |
| Barclays Capital | Jyske Bank A/S |
| Carnegie Bank A/S | Nordea Markets |
| CA Cheuvreux | Piper Jaffray Ltd. |
| Cazenove | SEB Enskilda |
| Danske Markets | Standard & Poor's |
| Deutsche Bank | Sydbank A/S |

**IR contacts**


Executive Vice President, CFO, Lene Skole Tel. +45 49 11 17 00 Fax +45 49 11 15 55 Email: dklsk@coloplast.com
Head of Investor Relations, Ian S.E. Christensen Tel. +45 49 11 13 01 Fax +45 49 11 15 55 Email: dkisec@coloplast.com


**Shareholder Inquiries**


Gunilla Jensen Tel. +45 49 11 18 00 Fax +45 49 11 15 55 Email: dkguj@coloplast.com

# Annual report for the

# Parent company Coloplast A/S

# for 2008/09

# Income statement

1 October - 30 September

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 2 | Revenue | 6,322 | 5,914 |
| 3 | Cost of sales | -4,043 | -3,944 |
| | **Gross profit** | **2,279** | **1,970** |
| 3 | Distribution costs | -616 | -610 |
| 3,4 | Administrative expenses | -298 | -332 |
| 3 | Research and development costs | -468 | -373 |
| 3 | Other operating income | 104 | 82 |
| 3 | Other operating expenses | -25 | -31 |
| 5 | Special items | -37 | -97 |
| | **Operating profit (EBIT)** | **939** | **609** |
| 11 | Profit after tax in subsidiaries | 219 | 174 |
| 6 | Financial income | 125 | 224 |
| 7 | Financial expenses | -210 | -168 |
| | **Profit before tax** | **1,073** | **839** |
| 8 | Tax on profit for the year | -236 | -176 |
| | **Profit for the year** | **837** | **663** |
| | **Profit distribution:** | | |
| | Retained earnings | 537 | 387 |
| | Proposed dividend for the year | 300 | 276 |
| | **Total** | **837** | **663** |

# Balance sheet

30 September

DKK million

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| | **Assets** | | |
| 9 | Intangible assets | 1,677 | 1,818 |
| 10 | Property, plant and equipment | 902 | 1,016 |
| 11 | Financial assets | 1,468 | 1,113 |
| | **Non-current assets** | **4,047** | **3,947** |
| 12 | **Inventories** | **532** | **677** |
| | Trade receivables | 228 | 185 |
| | Receivables from Group enterprises | 2,070 | 2,093 |
| | Other receivables | 47 | 49 |
| | Prepayments | 17 | 18 |
| 13 | **Receivables** | **2,362** | **2,345** |
| | **Marketable securities** | **0** | **1** |
| | **Cash and bank balances** | **430** | **51** |
| | **Current assets** | **3,324** | **3,074** |
| | **Assets** | **7,371** | **7,021** |
| | **Equity and liabilities** | | |
| | Share capital | 225 | 230 |
| | Fair value reserve | -49 | 9 |
| | Proposed dividend for the year | 300 | 257 |
| | Retained earnings | 2,421 | 1,877 |
| 14 | **Total equity** | **2,897** | **2,373** |
| 16 | Provision for pensions and similar liabilities | 5 | 6 |
| 15 | Provision for deferred tax | 372 | 348 |
| | **Provisions** | **377** | **354** |
| 17 | Credit institutions | 1,797 | 2,316 |
| 18 | Other payables | 445 | 366 |
| | **Non-current liabilities** | **2,242** | **2,682** |
| 16 | Other provisions | 5 | 5 |
| 17 | Credit institutions | 13 | 228 |
| | Trade payables | 200 | 191 |
| | Payables to Group enterprises | 968 | 596 |
| | Income tax | 191 | 161 |
| | Other payables | 478 | 431 |
| | **Current liabilities** | **1,855** | **1,612** |
| | **Current and non-current liabilities** | **4,097** | **4,294** |
| | **Equity and liabilities** | **7,371** | **7,021** |

19 Contingent items and other financial liabilities

20 Related party transactions

# Notes

Note

## 1. Accounting policies

**Basis of preparation**

The financial statements of the parent company are presented in accordance with the Danish Financial Statements Act (reporting class D enterprises) and with additional Danish disclosure requirements for listed companies.

The accounting policies of the parent company are the same as those of the Group, however, with the addition of the policies described below. The Group's accounting policies are set out in note 1 to the financial statements on page 26.

No changes were made to the accounting policies relative to last year.

**Intangible assets**

Goodwill is measured at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method over the expected useful life, estimated at 10 years. This estimate was made on the basis of estimated useful lives of the other assets in the transaction.

**Financial assets**

In the parent company's financial statements, investments in subsidiaries and associates are recognised according to the equity method. The share of the results of subsidiaries less unrealised intra-group gains is recognised in the parent company's income statement. Net revaluation of investments in subsidiaries and associates exceeding the dividend declared by such enterprises is recognised in equity as reserve for net revaluation according to the equity method. Fair value adjustments of financial assets classified as 'realisable' are recognised in the parent company's income statement.

**Tax**

The parent company is taxed jointly with its domestic subsidiaries. The jointly taxed Danish enterprises are taxed under the Danish on-account tax scheme. Current tax for jointly taxed companies is recognised in each individual company.

**Cash flow statement**

No separate cash flow statement has been prepared for the parent company in accordance with the exemption clause of section 86.4 of the Danish Financial Statements Act. The Group's cash flow statement is set out on page 23.

DKK million

## 2. Revenue

| | **2008/09** | 2007/08 |
|---|---|---|
| **Business activities** | | |
| Medical care | 6,322 | 5,914 |
| **Total** | **6,322** | **5,914** |
| | | |
| **Geographical areas** | | |
| Europe | 4,807 | 4,945 |
| The Americas | 1,017 | 596 |
| Rest of the world | 498 | 373 |
| **Total** | **6,322** | **5,914** |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 3. | **Staff costs** | | |
| | Salaries, wages and directors' fees | 1,037 | 1,262 |
| | Pension costs | 86 | 91 |
| | Other social security costs | 23 | 25 |
| | **Total** | **1,146** | **1,378** |
| | Average number of employees, full time equivalents | 1,943 | 2,595 |

For information on Executive Managements' remuneration and Directors' fees reference is made to note 6 in the consolidated financial statements.

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| 4. | **Fees for auditors appointed by AGM** | | |
| | Total fees to PricewaterhouseCoopers | 4 | 5 |
| | Of which: | | |
| | Statutory audit | 3 | 3 |
| | Assurance engagements other than audits | 0 | 0 |
| | Tax advice | 0 | 1 |
| | Other services | 1 | 1 |

5. **Special items**

Special items in 2008/09 represent costs associated with adjustments to the organisational structure and business procedures

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| 6. | **Financial income** | | |
| | Interest income | 10 | 16 |
| | Interest income from Group enterprises | 75 | 72 |
| | Exchange rate adjustments | 0 | 88 |
| | Fair value adjustments, share options | 0 | 48 |
| | Fair value adjustments, forward contracts | 40 | 0 |
| | **Total** | **125** | **224** |

| Note | | 2008/09 | 2007/08 |
|---|---|---|---|
| 7. | **Financial expenses** | | |
| | Interest expense | 135 | 153 |
| | Interest expense to Group enterprises | 12 | 15 |
| | Exchange rate adjustments | 61 | 0 |
| | Fair value adjustments, share options | 2 | 0 |
| | **Total** | **210** | **168** |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 8. | **Tax on profit for the year** | | |
| | Tax on profit for the year | 212 | 199 |
| | Change in deferred tax on profit for the year | 12 | -18 |
| | Adjustment relating to prior years | 12 | -5 |
| | **Total** | **236** | **176** |
| | Specification of tax: | | |
| | Tax on profit from ordinary activities | 231 | 170 |
| | Tax on equity movements | 5 | 6 |
| | **Total** | **236** | **176** |

9. **Intangible assets**

| DKK million | Goodwill | Acquired patents and trademarks | Software | Prepayments and assets under construction | **2008/09 Total** | 2007/08 Total |
|---|---|---|---|---|---|---|
| Total cost at 1.10. | 522 | 1,602 | 277 | 46 | **2,447** | 2,415 |
| Exchange rate and other adjustments | 0 | 22 | 1 | -23 | **0** | 0 |
| Purchases and improvements during the year | 0 | 0 | 72 | 12 | **84** | 40 |
| Disposals during the year | 0 | 0 | -3 | 0 | **-3** | -8 |
| **Total cost at 30.9.** | **522** | **1,624** | **347** | **35** | **2,528** | **2,447** |
| Total amortisation and impairment at 1.10. | 121 | 312 | 196 | 0 | **629** | 417 |
| Amortisation and impairment for the year | 53 | 136 | 36 | 0 | **225** | 217 |
| Amortisation and impairment reversed on disposals during the year | 0 | 0 | -3 | 0 | **-3** | -5 |
| **Total amortisation and impairment at 30.9.** | **174** | **448** | **229** | **0** | **851** | **629** |
| **Carrying amount at 30.9.** | **348** | **1,176** | **118** | **35** | **1,677** | **1,818** |

10. **Property, plant and equipment**

| DKK million | Production plant and machinery | Fixtures and fittings, tools and equipment | Prepayments and assets under construction | **2008/09 Total** | 2007/08 Total |
|---|---|---|---|---|---|
| Total cost at 1.10. | 1,374 | 334 | 345 | **2,053** | 2,004 |
| Reclassification | 296 | 31 | -327 | **0** | 0 |
| Purchases and improvements during the year | 98 | 47 | 90 | **235** | 395 |
| Disposals during the year | -402 | -43 | 0 | **-445** | -346 |
| **Total cost at 30.9.** | **1,366** | **369** | **108** | **1,843** | **2,053** |
| Total depreciation at 1.10. | 816 | 221 | 0 | **1,037** | 1,113 |
| Reclassification | 0 | 0 | 0 | **0** | 0 |
| Depreciation for the year | 118 | 43 | 0 | **161** | 181 |
| Depreciation reversed on disposals during the year | -223 | -34 | 0 | **-257** | -257 |
| **Total depreciation at 30.9.** | **711** | **230** | **0** | **941** | **1,037** |
| **Carrying amount at 30.9.** | **655** | **139** | **108** | **902** | **1,016** |

# Notes

Note

## 11. Financial assets

| DKK million | Investments in Group enterprises | Receivables from Group enterprises | Other investments | **2008/09 Total** | 2007/08 Total |
|---|---|---|---|---|---|
| Total cost at 1.10. | 2,270 | 407 | 4 | **2,681** | 2,724 |
| Capital investments during the year | 682 | 0 | 0 | **682** | 15 |
| Divestments during the year | 0 | -201 | 0 | **-201** | -58 |
| **Total cost at 30.9.** | **2,952** | **206** | **4** | **3,162** | **2,681** |
| Value adjustments 1.10 | -1,568 | 0 | 0 | **-1,568** | -1,524 |
| Profit/loss before tax | 219 | 0 | 0 | **219** | 174 |
| Dividends received | -314 | 0 | 0 | **-314** | -257 |
| Exchange adjustments | -57 | 0 | 0 | **-57** | 37 |
| Other adjustments | 26 | 0 | 0 | **26** | 2 |
| **Value adjustments 30.9.** | **-1,694** | **0** | **0** | **-1,694** | **-1,568** |
| **Carrying amount at 30.9** | **1,258** | **206** | **4** | **1,468** | **1,113** |

An overview of subsidiaries is set out in note 16 to the consolidated financial statements.

## 12. Inventories

| DKK million | **2008/09** | 2007/08 |
|---|---|---|
| **Inventories** | | |
| Raw materials and consumables | 51 | 78 |
| Work in progress | 116 | 168 |
| Manufactured goods | 365 | 431 |
| **Inventories** | **532** | **677** |

The amount of inventories stated at net realisable value is insignificant, and the Group has not provided inventories as security for debt items.

## 13. Receivables

Portion of receivables falling due after more than one year after the balance sheet date

| | | |
|---|---|---|
| Other long-term receivables | 5 | 8 |

# Notes

Note

**14. Statement of changes in equity**

| DKK million | Share capital A shares | Share capital B shares | Reserve acc. to the equity method | Reserve for net asset value | Proposed dividend | Retained earnings | **2008/09 Total** | 2007/08 Total |
|---|---|---|---|---|---|---|---|---|
| Equity at 1 October | 18 | 212 | 0 | 9 | 257 | 1,877 | **2,373** | 2,535 |
| Value adjustments for the year | | | | -37 | | | **-37** | 4 |
| Transferred to financial items | | | | -40 | | | **-40** | 2 |
| Tax effect of hedging | | | | 19 | | | **19** | -1 |
| Paid dividend to shareholders | | | | | -257 | | **-257** | -396 |
| Exchange rate adjustment of opening balances and other adjustments related to subsidiaries | | | | | | -31 | **-31** | 38 |
| Acquisition of treasury shares, loss on exercise of options | | | | | | -5 | **-5** | -510 |
| Sale of treasury shares | | | | | | 24 | **24** | 26 |
| Share-based payment | | | | | | 14 | **14** | 12 |
| Profit for the year | | | | | | 837 | **837** | 663 |
| Proposed dividend | | | | | 300 | -300 | **0** | 0 |
| Cancellation of share capital | | -5 | | | | 5 | **0** | 0 |
| **Equity at 30 September** | **18** | **207** | **0** | **-49** | **300** | **2,421** | **2,897** | **2,373** |

**15. Deferred tax**

Calculation of deferred tax is based on the following items:

| DKK million | **2008/09** | 2007/08 |
|---|---|---|
| Intangible assets | 313 | 313 |
| Property, plant and equipment | 53 | 30 |
| Indirect cost of sales | 22 | 27 |
| Unrealised gain from the intra-group sales of goods | 0 | 17 |
| Jointly taxed companies (recapture balance) | 16 | 16 |
| Other | -32 | -55 |
| **Total** | **372** | **348** |

**16. Other provisions**

| DKK million | **Legal claims** | **Others** | **2008/09 Total** | 2007/08 Total |
|---|---|---|---|---|
| Provisions at 1 October | 5 | 6 | 11 | 11 |
| Provisions made during the year | 0 | 1 | 1 | 1 |
| Unused amounts reversed | 0 | -1 | -1 | 0 |
| Recognised in the income statement | 0 | 0 | 0 | 1 |
| Used during the year | 0 | -1 | -1 | -1 |
| **Provisions at 30 September** | **5** | **5** | **10** | **11** |
| **Expected maturities:** | | | | |
| Current liabilities | 5 | 0 | 5 | 5 |
| Non-current liabilities | 0 | 5 | 5 | 6 |
| **Provisions at 30 September** | **5** | **5** | **10** | **11** |

# Notes

| Note | | DKK million 2008/09 | 2007/08 |
|---|---|---|---|
| 17. | **Credit Institutions** | | |
| | Falling due in: | | |
| | within 1 year | 13 | 228 |
| | 1 to 5 years | 1,797 | 2,316 |
| | more than 5 years | 0 | 0 |
| | Total | **1,810** | **2,544** |

**18. Other payables**

Other payables relate primarily to loan conversions using swaps.

**19. Contingent items and other financial liabilities**

| | DKK million **2008/09** | | | | DKK million 2007/08 | | | |
|---|---|---|---|---|---|---|---|---|
| Falling due in: | Other operating leases | Rent | Other | Total | Other operating leases | Rent | Other | Total |
| within 1 year | 5 | 6 | 0 | 11 | 6 | 7 | 0 | 13 |
| 1 to 5 years | 6 | 5 | 0 | 11 | 6 | 7 | 0 | 13 |
| more than 5 years | 0 | 0 | 0 | 0 | 0 | 1 | 0 | 1 |
| **Total** | **11** | **11** | **0** | **22** | **12** | **15** | **0** | **27** |

At 30 September 2009, the parent company had provided guarantees for loans raised by Group enterprises amounting to DKK 431 million (2007/08: DKK 441 million).

The parent company has issued a letter of subordination to the benefit of other creditors of subsidiaries.

The parent company is involved in minor lawsuits, which are not expected to influence the parent company's future earnings.

**20. Related party transactions**

Related parties to the parent company include members of the parent company's Board of Directors and Executive Management, as well as Group enterprises.

Details about remuneration paid to the members of the Executive Management and the Board of Directors are given in note 6 to the consolidated financial statements. All related party transactions are effected on an arm's length basis.

The Coloplast story began back in 1954. Elise Sørensen is a nurse. Her sister Thora has just had an ostomy operation and is afraid to go out, fearing that her stoma might leak in public. Listening to her sister's problems, Elise creates the world's first adhesive ostomy bag. A bag that does not leak, giving Thora – and thousands of people like her – the chance to return to their normal life.

A simple solution with great significance.

Today, our business includes ostomy care, urology and continence care and wound and skin care. But our way of doing business still follows Elise's example: we listen, we learn and we respond with products and services that make life easier for people with intimate healthcare needs.

Ostomy Care
Urology & Continence Care
Wound & Skin Care


Coloplast

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes ostomy care, urology and continence care and wound and skin care. We operate globally and employ more than 7,000 people.

The Coloplast logo is a registered trademark of Coloplast A/S. © 2009-10
All rights reserved Coloplast A/S. 3050 Humlebæk, Denmark.

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark

www.coloplast.com
Company registration (CVR) No. 69 74 9[illegible] [illegible]17

Ostomy Care
Urology & Continence Care
Wound & Skin Care

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

Coloplast

Full-year financial report
6 November 2009

# Q4 2008/09

Announcement No. 14/2009

## Announcement of full-year financial results 2008/09

(1 October 2008 – 30 September 2009)

### Highlights

- Organic revenue growth was 6%. Changes in exchange rates reduced revenue growth by 2 percentage points. Revenue in Danish kroner was up by 4% to DKK 8,820m
- Organic growth rates by business area: Ostomy Care 4%, Urology & Continence Care 9%, Wound & Skin Care 3%
- Gross profit was up by 2% to DKK 5,103m, equal to a gross margin of 58%. Changes in exchange rates reduced the gross margin by 1 percentage point
- EBIT was up by 40% to DKK 1,395m. Before special items, EBIT improved by 28%
- The EBIT margin was 16% against 12% in 2007/08. Changes in exchange rates reduced the EBIT margin by 1 percentage point. The underlying EBIT margin was 17%
- The free cash flow amounted to DKK 1,428m against DKK 653m last year
- A share buy-back programme of up to DKK 1bn will be launched, scheduled to run in 2009/10 and 2010/11
- The Board of Directors recommends that the shareholders attending the general meeting to be held on 1 December 2009 approve a dividend of DKK 7.00 per share, equal to a pay-out ratio of 34%, as compared with 36% last year

### Guidance for 2009/10

- We expect organic revenue growth of 6–7%. Revenue growth measured in DKK is expected to be 4-5%
- We expect an EBIT margin at constant exchange rates of 17-18% and in DKK of 16-17%
- Capital expenditure is expected to be DKK 500–600m
- The effective tax rate forecast is approx. 27%

**Conference call**

Coloplast will host a conference call on 6 November 2009 at 15.00 CET. The call is expected to last about one hour. To attend the conference call, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. A webcast will be posted on www.coloplast.com shortly after the conclusion of the conference call.

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Coloplast

SEC Mail Processing Section

NOV 11 2009

## Financial highlights and key ratios

1 October - 30 September

| | Group | | Change | Group | | Change |
|---|---|---|---|---|---|---|
| | DKK million | | | DKK million | | |
| | 2008/09 | 2007/08 | | 2008/09 | 2007/08 | |
| | 12 mth | 12 mth | | Q4 | Q4 | |
| **Income statement** | | | | | | |
| Revenue | 8,820 | 8,463 | 4% | 2,262 | 2,156 | 5% |
| Research and development costs | -389 | -415 | -6% | -90 | -147 | -39% |
| Operating profit bef. interest, tax, depreciation & amortisation (EBITDA) | 1,944 | 1,531 | 27% | 551 | 242 | >100% |
| Operating profit before special items | 1,475 | 1,154 | 28% | 426 | 261 | 63% |
| Operating profit (EBIT) | 1,395 | 994 | 40% | 406 | 101 | >100% |
| Net financial income and expenses | -184 | -2 | >100% | -44 | -13 | >100% |
| Profit before tax | 1,211 | 992 | 22% | 362 | 88 | >100% |
| Coloplast's share of profit for the period | 883 | 715 | 23% | 272 | 65 | >100% |
| **Revenue growth** | | | | | | |
| Annual growth in revenue, % | 4 | 5 | | 5 | 5 | |
| Growth break down | | | | | | |
| Organic growth, % | 6 | 7 | | 7 | 6 | |
| Currency effect, % | -2 | -4 | | -2 | -4 | |
| Contract manufacturing, % | 0 | 2 | | 0 | 3 | |
| **Balance sheet** | | | | | | |
| Total assets | 7,963 | 7,981 | 0% | 7,963 | 7,981 | 0% |
| Invested capital | 6,442 | 7,014 | -8% | 6,442 | 7,014 | -8% |
| Net interest-bearing debt | 2,297 | 3,428 | -33% | 2,297 | 3,428 | -33% |
| Equity at year-end, Coloplast's share | 2,850 | 2,290 | 24% | 2,850 | 2,290 | 24% |
| **Cash flow and investments** | | | | | | |
| Cash flow from operating activities | 1,830 | 1,324 | 38% | 735 | 672 | 9% |
| Investments in property, plant and equipment, gross | -487 | -718 | -32% | -78 | -244 | -68% |
| Cash flow from investing activities | -402 | -671 | -40% | -55 | -258 | -79% |
| Free cash flow | 1,428 | 653 | >100% | 680 | 414 | 64% |
| Cash flow from financing activities | -723 | -469 | 54% | -237 | -386 | -39% |
| **Key figures ratios** | | | | | | |
| Average number of employees, FTEs | 7,349 | 7,420 | | 7,349 | 7,420 | |
| Operating margin, EBIT, % | 16 | 12 | | 18 | 5 | |
| Operating margin, EBITDA, % | 22 | 18 | | 24 | 11 | |
| Return on average invested capital before tax (ROIC), % | 21 | 14 | | 24 | 6 | |
| Return on average invested capital after tax (ROIC), % | 15 | 10 | | 18 | 4 | |
| Return on equity, % | 34 | 31 | | 42 | 11 | |
| Ratio of net debt to EBITDA | 1.2 | 2.2 | | 1.0 | 3.5 | |
| Interest cover | 14 | 10 | | 18 | 7 | |
| Equity ratio, % | 36 | 29 | | 36 | 29 | |
| Rate of debt to enterprise value, % | 11 | 16 | | 11 | 16 | |
| Net asset value per share, DKK | 63 | 50 | 26% | 63 | 49 | 29% |
| **Per share data** | | | | | | |
| Share price | 426 | 388 | 10% | 426 | 388 | 10% |
| Share price/net asset value per share | 7 | 8 | -13% | 7 | 8 | -13% |
| Average number of outstanding shares, millions | 43 | 44 | -2% | 43 | 44 | -2% |
| PE, price/earnings ratio | 21 | 25 | -16% | 18 | 70 | -74% |
| Dividend per share, DKK | 7 | 6 | 17% | - | - | - |
| Pay-out ratio, % | 34 | 36 | -- | - | - | - |
| Earnings per share (EPS) | 21 | 16 | 31% | 7 | 2 | >100% |
| Free cash flow per share | 33 | 15 | >100% | 16 | 10 | 60% |

# Management's review

## Sales performance

In DKK, revenue was up by 4% to DKK 8,820m. Organic growth was 6%. Changes in exchange rates reduced revenue growth by 2 percentage points.

**Sales performance by business area**

| | *DKK million* | | *Growth composition* | | | *DKK million* | *Organic growth* |
|---|---|---|---|---|---|---|---|
| | *2008/09 12 mth* | *2007/08 12 mth* | *Organic growth* | *Exchange rates* | *Reported growth* | *2008/09 Q4* | *Q4* |
| Ostomy | 3,621 | 3,569 | 4% | -3% | 1% | 939 | 6% |
| Urology and Continence | 3,699 | 3,444 | 9% | -2% | 7% | 951 | 9% |
| Wound & Skin Care | 1,500 | 1,450 | 3% | 0% | 3% | 372 | 1% |
| **Net revenue** | **8,820** | **8,463** | **6%** | **-2%** | **4%** | **2,262** | **7%** |

Ostomy Care
Sales of ostomy care products amounted to DKK 3,621m, an increase of 1%. Revenue growth in DKK was adversely affected by the weaker GBP, in particular. At 4% for the full year, organic growth was affected especially by the challenges in the German market. Coloplast has taken a number of steps with the aim of turning the trends, and these initiatives are expected to have the intended effect. Excluding our operations in the German market, organic growth was 7%. Q4 organic growth was 6%, with growth in the European markets in particular making a positive contribution. The SenSura® product portfolio continues to drive growth in sales of ostomy care products. The SenSura® URO, for patients with a urostomy, was launched in the second quarter and the product is now available in most European markets.

Holding 35–40% of the market, Coloplast retains its market-leading position in the global market for ostomy care products. The global ostomy care market is worth about DKK 10bn and market growth is estimated at 4%.

Urology & Continence Care
Our Urology & Continence Care revenue rose by 7% to DKK 3,699m on 9% organic growth. Q4 organic growth was also 9%. Revenue growth in Continence Care was driven by sales of intermittent catheters, as especially SpeediCath® and Self-cath® sales remained very satisfactory. Peristeen® and the Conveen® product series both also generated very satisfactory sales growth. Launched in the second quarter, SpeediCath® Control, a product designed for users with low dexterity, is now available in ten national markets.
SpeediBag™ for users of SpeediCath® Compact, Peristeen® Anal Irrigation catheters for children, and Exair™, a surgical single-use set for rebuilding the pelvic floor, were launched in Q4.
Urology products again generated satisfactory sales growth, and sales of penile implants in the North American market continue to drive growth.

The continence care market is worth about DKK 10bn and market growth is estimated at 5–7%. Coloplast remains the global market leader, with a market share of 30–35%.

The part of the urology market in which Coloplast operates is worth about DKK 10bn, and market growth is expected to be 7–9%. Coloplast holds a 5–10% share of the combined global urology product market.

Wound & Skin Care
Sales of wound and skin care products were up by 3% to DKK 1,500m, and organic growth for the year was also 3%. Q4 organic growth was 1%, adversely affected by sales in our contract production business. Net of the contract production business, organic growth was 4% for Q4, but unchanged at 3% for the year. Growth continues to be impacted by the very competitive markets and the resulting price pressure in major European markets.

Growth in the global wound and skin care market in which we operate amounts to 5–7%, and the market is worth about DKK 14bn. Coloplast retains a market share of 5–10%.

**Sales performance by region**

| | DKK million | | Growth composition | | | DKK million | Organic growth |
|---|---|---|---|---|---|---|---|
| | 2008/09 12 mth | 2007/08 12 mth | Organic growth | Exchange rates | Reported growth | 2007/08 Q4 | Q4 |
| Europe | 6,746 | 6,705 | 4% | -3% | 1% | 1,724 | 6% |
| Americas | 1,380 | 1,155 | 12% | 7% | 19% | 356 | 12% |
| Rest of the world | 694 | 603 | 8% | 7% | 15% | 182 | 4% |
| **Net revenue** | **8,820** | **8,463** | **6%** | **-2%** | **4%** | **2,262** | **7%** |

Europe
Revenue in DKK was DKK 6,746m, which translates into reported growth of 1% against organic growth of 4%. Q4 organic growth was 6%. The annual growth rate was adversely affected by weaker sales of ostomy care products in Germany. Organic growth in Europe excluding Germany was 7% for the full year, which is considered to be satisfactory. Our Urology and Continence Care business generated growth in line with expectations, while the market for wound and skin care products remains very competitive.

The Americas
Revenue in the Americas rose by 19% to DKK 1,380m. Organic growth was 12%, whereas the higher USD/DKK exchange rate lifted growth by 7 percentage points. Q4 organic growth was 12%. Overall growth for continence care products in the region was supported by improved reimbursement rules for intermittent catheters in the USA.

Rest of the World
In the Rest of the World, revenue rose by 15% to DKK 694m on 8% organic growth. Developments in foreign exchange rates, especially JPY/DKK, added 7 percentage points to the growth performance. Q4 organic growth was 4%. Ostomy Care accounts for most of the sales in this region, and growth fell short of expectations. In addition, the restructuring project in the Wound and Skin Care business in the region had a negative impact on this business area.

## Gross profit

Gross profit rose by 2% to DKK 5,103m from DKK 4,998m last year.

The gross margin was 58%, against 59% last year. When adjusted for changes in exchange rates, the gross margin was 59%, which is in line with last year. The gross margin remained affected by the increased price pressure, especially in the market for wound & skin care products, and by the increased proportion of SenSura® and the new generation of Biatain® foam dressings, for which the production economy is not expected to improve until production is relocated to Hungary. In addition, our production facilities were not fully utilized due to the lower-than-expected sales. This is being offset, however, by the improved production economy resulting from the relocation of production to Hungary and China.

## Capacity costs

Distribution costs amounted to DKK 2,685m, equal to 30% of revenue, against 31% last year.

Administrative expenses amounted to DKK 614m, which equals 7% of revenue compared with 10% last year. The fall was mainly attributable to cost savings and efficiency-improving measures.

R&D costs were DKK 389m and accounted for 4% of revenue, against 5% last year.

Other operating income rose by DKK 18m to DKK 89m. Most of the increase was due to a DKK 47m profit recognised this year from the sale of a production facility in Kokkedal, Denmark, and other items, while a DKK 31m profit was recognised in 2007/08 from the sale of office property in Kokkedal.

Special items amounted to DKK 80m, against DKK 160m last year. The amount consisted of costs related to reducing the number of employees working in production in Denmark and costs related to the organisational changes implemented in the Wound & Skin Care business and the DSU business.

## Operating profit (EBIT)

EBIT was DKK 1,395m against DKK 994m last year. The EBIT margin was 16% against 12% last year. The underlying EBIT margin excluding non-recurring items and at constant exchange rates was 17%, which is a 3 percentage point improvement on last year.

## Financial items and tax

Financial items amounted to a net expense of DKK 184m, against a net expense of DKK 2m last year. The higher expenses were due to a combination of exchange rate adjustments and fair value adjustments of share options. Last year, we recognised large currency hedging gains on our main foreign exchange exposures, not least the pound sterling, whereas our positions this year were adversely affected by movements in Hungarian forint, in particular.

## Financial items

| | *DKK million* | | *DKK million* | |
|---|---|---|---|---|
| | *2008/09* | *2007/08* | *2008/09* | *2007/08* |
| | *12 mth* | *12 mth* | *Q4* | *Q4* |
| Interest, net | -144 | -160 | -31 | -45 |
| Fair value adjustment of options | -9 | 75 | -20 | 17 |
| Exchange rate adjustments | -16 | 98 | 13 | 19 |
| Other financial items | -15 | -15 | -6 | -4 |
| **Total financial items** | **-184** | **-2** | **-44** | **-13** |

The higher price of Coloplast shares has triggered a fair value adjustment of the value of cash-based option programmes expiring during the period until 2013.

The effective tax rate was 27%, against 28% last year, for a tax expense of DKK 328m, as compared with DKK 277m last year.

## Net profit for the year

The net profit for the financial year was up by 23% to DKK 883m. Earnings per share (EPS) were DKK 21, up 31% on 2007/08.

## Cash flows and investments

### Cash flow from operating activities

The cash flow from operating activities was DKK 1,830m against DKK 1,324m last year. The increase was driven especially by an improvement in working capital and stronger earnings. This, however, was partly offset by higher tax payments.

### Investments

We invested a gross amount of DKK 487m in property, plant and equipment in 2008/09, which was 32% lower than last year. The investments made were mainly for production equipment for the factories in Hungary and China and for the new US headquarters. Investments accounted for 6% of revenue against 8% in 2007/08.

### Free cash flow

The free cash flow was DKK 1,428m, against DKK 653m in 2007/08. The improvement was attributable to a combination of stronger earnings, an increase in working capital and lower investments. In the last quarter of the year alone, the free cash flow amounted to DKK 680m, an increase of 64% on Q4 2007/08.

### Capital reserves

We have confirmed long-term credit facilities of DKK 5bn, of which DKK 2bn is unutilised.

## Balance sheet and equity

### Balance sheet

At DKK 7,963m, total assets were DKK 18m lower than at 30 September 2008. Property, plant and equipment amounted to DKK 2,635m, which was DKK 99m lower than last year. The reduction was mainly due to the sale of the production facility in Kokkedal, Denmark and changes in exchange rates, especially in Hungarian forint.

Current assets increased by DKK 199m to DKK 3,369m. The largest increases were in cash and bank balances, which were DKK 436m higher than last year, while inventories reduced the overall increase in current assets by DKK 238m.

Trade receivables fell by DKK 33m relative to 30 September 2008. Trade payables amounted to DKK 428m, against DKK 397m last year.

### Equity

Equity increased by DKK 559m to DKK 2,850m. The profit for the year of DKK 883m was partly offset by a DKK 54m foreign exchange loss taken directly to equity and by dividend payments of DKK 257m. The equity ratio rose to 36% from 29% at 30 September 2008.

### Net interest-bearing debt

Net interest-bearing debt fell by DKK 1,131m, or 33%, relative to 30 September 2008 to DKK 2,297m. This equals a ratio of net interest-bearing debt to EBITDA of 1.2. The change was due to the improvement of the free cash flow. 86% of our total debt carries a fixed rate, and no significant loans are due for refinancing until 2013.

Our target is still to have a net interest-bearing debt of 1.5–2.5 times EBITDA.

## Share buy-backs and dividends

The Board of Directors recommends that the shareholders attending the general meeting to be held on 1 December 2009 approve a dividend of DKK 7.00 per share, equal to a pay-out ratio of 34%, as compared with 36% last year.

Considering the continuing stable developments in the financial markets and the strong cash flow this year, the Board of Directors has resolved to launch a share buy-back programme of up to DKK 1bn up until the end of the financial year 2010/11. Implementation of the buy-back programme is subject to the shareholders in general meeting on 1 December 2009 adopting an authorization to buy back shares for up to 10% of the company's share capital. Should alternative opportunities arise during that period which are considered more beneficial for the shareholders, the authorization may not be utilized.

### Treasury shares and cancellation of shares

The shareholders in general meeting resolved in December 2008 to write down the share capital by a nominal value of DKK 5m, corresponding to 1 million B shares from Coloplast's holding of treasury shares. The capital decrease was effected on 27 April 2009 following the expiry of the three-month statutory notice period and registration with the Danish Commerce and Companies Agency.
Following the cancellation of these shares, Coloplast's share capital amounts to DKK 225m, distributed on B shares in the amount of DKK 207m and A shares in the amount of DKK 18m. The share capital consists of 3.6 million A shares and 41.4 million B shares (see Announcement No. 6/2009).

At 30 September 2009, Coloplast's holding of treasury shares consisted of 2,114,803 B shares, which was 1,056,529 less than at 30 September 2008. The change was mainly due to the cancellation of 1,000,000 B shares and a sale of shares to Danish-based employees (gross of tax payment).

## Financial guidance

Our financial guidance for the 2009/10 financial year is as follows:

- Organic revenue growth of 6–7%. Revenue growth in DKK is expected to be 4-5%
- An EBIT margin of 17–18% at constant exchange rates and in DKK of 16-17%
- Capital expenditure is expected to be DKK 500–600m
- An effective tax rate of approximately 27%

Coloplast's Board of Directors has reviewed the company's long-term financial guidance. These remain unchanged, with an annual organic growth rate that is higher than the market growth and an EBIT margin of at least 20%.

The overall weighted market growth in Coloplast's markets is expected to be about 5%.

Our financial guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. We evaluate our long-term guidance annually in connection with the presentation of our full-year financial statements.

## Other information

**Exchange rate exposure**
Our financial guidance for the 2009/10 financial year has been prepared on the basis of the following assumptions for the company's main currencies:

| DKK | GBP | USD | HUF | EUR |
|---|---|---|---|---|
| Average exchange rate 2008/09* | 853 | 551 | 2.68 | 745 |
| Spot rate 27 October 2009** | 822 | 503 | 2.73 | 744 |
| Change in average exchange rates compared with last year | -4% | -9% | 2% | 0% |

*) Average exchange rates 2008/09 are used when calculating the organic revenue growth rates and the EBIT margin in constant currencies when calculating financial expectations

*) The spot rates are used when calculating the financial expectations in DKK.

Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production, sales activities, and procurement of commodities in the USA, changes in the USD/DKK exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

| In DKK millions over 12 months on a 10% initial drop in DKK exchange rates (Exchange rate at 30 September 2009) | Revenue | EBIT |
|---|---|---|
| USD | -110 | 0 |
| GBP | -130 | -75 |
| HUF | - | +40 |

**Wound & Skin Care**
The wound and skin care project is progressing to plan and still aims to improve the earnings potential of the business area. The initiatives remain anchored in:

- Adapting and simplifying our global organisation
- Cost savings
- Increasing the use of distributors in small markets
- Improving the production economy of the Biatain® products
- Optimising the product offering

We expect to complete the initiatives by the end of first half 2009/10.

**Global Operations (GO)**
On 20 October 2009, we reduced the number of positions in our Danish production units by 143. The reductions in Denmark were made due to a continuing relocation of volume production from Denmark to Hungary and China. Costs associated with the above-mentioned reductions are included in the income statement under special items. The positive financial effects expected from the plan are already reflected in our long-term financial guidance.

**Forward-looking statements**
The forward-looking statements in this announcement, including revenue and earnings guidance, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict. The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the healthcare sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.

Coloplast

## Management statement

The Board of Directors and Executive Management today considered and approved the Annual Report of Coloplast A/S for the financial year ended 30 September 2009.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU, and the financial statements of the parent company have been prepared in accordance with the Danish Financial Statements Act. In addition, the annual report has been presented in accordance with additional Danish disclosure requirements for the annual reports of listed companies. We consider the accounting policies used to be appropriate and the accounting estimates reasonable. In our opinion, the annual report therefore gives a true and fair view of the Group's and the parent company's assets, liabilities and financial position at 30 September 2009 and of the results of the Group's and the parent company's operations and of the cash flows for the Group in accordance with the accounting policies applied.

In our opinion, the management's review includes a fair review of the development and performance of the Group and the parent company, the results for the year and of the financial position, together with a description of the principal risks and uncertainties that the Group and the parent company face.

Humlebæk, 5 November 2009.

**Executive Management**

Lars Rasmussen
President, CEO

Lene Skole
Executive Vice President, CFO

**Board of Directors**

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Torsten Erik Rasmussen

Sven Håkan Björklund

Per Magid

Jørgen Tang-Jensen

Ingrid Wiik

Thomas Barfod*

Mads Boritz Grøn*

Knud Øllgaard*

*) Elected by the employees

## List of tables

Audited

Income statement ........................................................................ 11

Assets ........................................................................................ 12

Equity and liabilities. ...................................................................... 13

Statement of changes in equity and comprehensive income.................... 14

Cash flow statement........................................................................ 15

Notes to the financial statements ........................................................ 16

Quarterly figures ............................................................................ 18

Other tables .................................................................................. 19

# Income statement

1 October - 30 September

Unaudited

| Note | | Group DKK million 2008/09 12 mth | Group DKK million 2007/08 12 mth | Index | Group DKK million 2008/09 Q4 | Group DKK million 2007/08 Q4 | Index |
|---|---|---|---|---|---|---|---|
| 1 | Revenue | 8,820 | 8,463 | 104 | 2,262 | 2,156 | 105 |
| | Cost of sales | -3,717 | -3,465 | 107 | -983 | -873 | 113 |
| | **Gross profit** | **5,103** | **4,998** | **102** | **1,279** | **1,283** | **100** |
| | Distribution costs | -2,685 | -2,589 | 104 | -665 | -657 | 101 |
| | Administrative expenses | -614 | -882 | 70 | -107 | -213 | 50 |
| | Research and development costs | -389 | -415 | 94 | -90 | -147 | 61 |
| | Other operating income | 89 | 71 | 125 | 14 | 5 | 280 |
| | Other operating expenses | -29 | -29 | 100 | -5 | -10 | 50 |
| | **Operating profit before special items** | **1,475** | **1,154** | **128** | **426** | **261** | **163** |
| | Special items | -80 | -160 | 50 | -20 | -160 | 13 |
| 1 | **Operating profit (EBIT)** | **1,395** | **994** | **140** | **406** | **101** | **402** |
| 2 | Financial income | 61 | 201 | 30 | 11 | 42 | 26 |
| 3 | Financial expenses | -245 | -203 | 121 | -55 | -55 | 100 |
| | **Profit before tax** | **1,211** | **992** | **122** | **362** | **88** | **411** |
| | Tax on profit for the period | -328 | -277 | 118 | -90 | -23 | 391 |
| | **Net profit for the period** | **883** | **715** | **123** | **272** | **65** | **418** |
| | Shareholders in Coloplast A/S | 883 | 715 | | 272 | 65 | |
| 4 | Minority interests | 0 | 0 | | 0 | 0 | |
| | | **883** | **715** | **123** | **272** | **65** | **418** |
| | Earnings per Share (EPS) | 21 | 16 | | 7 | 2 | |
| | Earnings per Share (EPS), diluted | 21 | 16 | | 7 | 2 | |

# Balance sheet

At 30 September

| Note | | Group DKK million 30.09.09 | 30.09.08 |
|---|---|---|---|
| | **Assets** | | |
| | Acquired patents and trademarks | 1,012 | 1,134 |
| | Goodwill | 629 | 641 |
| | Software | 133 | 106 |
| | Prepayments and assets under development | 34 | 46 |
| | **Intangible assets** | **1,808** | **1,927** |
| | Land and buildings | 1,251 | 1,173 |
| | Plant and machinery | 1,004 | 781 |
| | Other fixtures and fittings, tools and equipment | 207 | 196 |
| | Prepayments and assets under construction | 173 | 584 |
| | **Property, plant and equipment** | **2,635** | **2,734** |
| | Other investments | 4 | 4 |
| | Deferred tax asset | 147 | 146 |
| | **Investments** | **151** | **150** |
| | **Non-current assets** | **4,594** | **4,811** |
| | **Inventories** | **986** | **1,224** |
| | Trade receivables | 1,530 | 1,563 |
| | Income tax | 31 | 11 |
| | Other receivables | 114 | 101 |
| | Prepayments | 78 | 77 |
| | **Receivables** | **1,753** | **1,752** |
| | **Marketable securities** | **1** | **1** |
| | **Cash and bank balances** | **629** | **193** |
| | **Current assets** | **3,369** | **3,170** |
| | **Assets** | **7,963** | **7,981** |

# Balance sheet

At 30 September

| Note | | Group DKK million 30.09.09 | 30.09.08 |
|---|---|---|---|
| | **Equity and liabilities** | | |
| | Share capital | 225 | 230 |
| | Hedge reserve | -49 | 8 |
| | Proposed dividend for the year | 300 | 257 |
| | Retained earnings and other reserves | 2,374 | 1,795 |
| | **Equity before minority interests** | **2,850** | **2,290** |
| 4 | **Minority interests** | **0** | **1** |
| | **Equity** | **2,850** | **2,291** |
| | Provision for pensions and similar liabilities | 75 | 90 |
| | Provision for deferred tax | 225 | 191 |
| | Other provisions | 23 | 16 |
| | Mortgage debt | 459 | 467 |
| | Other credit institutions | 1,797 | 2,316 |
| | Other payables | 447 | 370 |
| | Deferred income | 100 | 70 |
| | **Non-current liabilities** | **3,126** | **3,520** |
| | Provision for pensions and similar liabilities | 14 | 9 |
| | Other provisions | 12 | 19 |
| | Mortgage debt | 14 | 13 |
| | Other credit institutions | 219 | 474 |
| | Trade payables | 428 | 397 |
| | Income tax | 242 | 211 |
| | Other payables | 1,054 | 1,036 |
| | Deferred income | 4 | 11 |
| | **Current liabilities** | **1,987** | **2,170** |
| | **Current and non-current liabilities** | **5,113** | **5,690** |
| | **Equity and liabilities** | **7,963** | **7,981** |

8 Contingent items

# Statement of changes in equity and comprehensive income

| Group | Share capital | | Exchange adjustment | Hedging | Proposed | Retained | Total |
|---|---|---|---|---|---|---|---|
| DKK million | A shares | B shares | reserve | reserve | dividend | earnings | equity |
| **2007/08** | | | | | | | |
| Balance at 1.10 as reported in annual report | 18 | 222 | -18 | 4 | 396 | 1,776 | 2,398 |
| Revaluation of hedging: | | | | | | | |
| Value adjustment for the year | | | | 68 | | | 68 |
| Transferred to financial items | | | | -63 | | | -63 |
| Tax effect of hedging | | | | -1 | | | -1 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | 4 | 0 | 0 | 4 |
| Exchange rate adjustment, assets in foreign currency | | | | | | -8 | -8 |
| Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries | | | 0 | | | 41 | 41 |
| Net gain/loss recognised directly on equity | 0 | 0 | 0 | 0 | 0 | 33 | 33 |
| Profit for the period | | | | | 257 | 458 | 715 |
| Comprehensive income for the period | 0 | 0 | 0 | 4 | 257 | 491 | 752 |
| Treasury shares purchased and realised gain/loss from exercise options | | | | | | -510 | -510 |
| Treasury shares sold | | | | | | 26 | 26 |
| Share-based payments | | | | | | 20 | 20 |
| Cancellation of shares | | -10 | | | | 10 | 0 |
| Dividend paid out in respect of 2006/07 | | | | | -396 | | -396 |
| **Balance at 30.09** | **18** | **212** | **-18** | **8** | **257** | **1,813** | **2,290** |
| **Saldo pr. 1.10. som rapporteret i årsrapporten** | | | | | | | |
| Balance at 1.10 as reported in annual report | 18 | 212 | -18 | 8 | 257 | 1,813 | 2,290 |
| Revaluation of hedging: | | | | | | | |
| Value adjustment for the year | | | | -37 | | | -37 |
| Transferred to financial items | | | | -40 | | | -40 |
| Tax effect of hedging | | | | 20 | | | 20 |
| Net gain/loss not recognised in income statement | 0 | 0 | 0 | -57 | 0 | 0 | -57 |
| Exchange rate adjustment, assets in foreign currency | | | | | | -16 | -16 |
| Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries | | | | | | -38 | -38 |
| Net gain/loss recognised directly on equity | 0 | 0 | 0 | 0 | 0 | -54 | -54 |
| Profit for the period | | | | | 300 | 583 | 883 |
| Comprehensive income for the period | 0 | 0 | 0 | -57 | 300 | 529 | 772 |
| Treasury shares purchased and realised gain/loss from exercise options | | | | | | -5 | -5 |
| Treasury shares sold | | | | | | 24 | 24 |
| Share-based payments | | | | | | 26 | 26 |
| Cancellation of shares | | -5 | | | | 5 | 0 |
| Dividend paid out in respect of 2007/08 | | | | | -257 | | -257 |
| **Balance at 30.09** | **18** | **207** | **-18** | **-49** | **300** | **2,392** | **2,850** |

# Cash flow statement

1 October - 30 September

| Note | | Group DKK million 2008/09 12 mth | 2007/08 12 mth |
|---|---|---|---|
| | Operating profit | 1,395 | 994 |
| | Depreciation and amortisation | 549 | 537 |
| 5 | Adjustment for other non-cash operating items | -40 | -34 |
| 6 | Changes in working capital | 320 | -96 |
| | Ingoing interest payments, etc. | 32 | 206 |
| | Outgoing interest payments, etc. | -156 | -233 |
| | Income tax paid | -270 | -50 |
| | **Cash flow from operating activities** | **1,830** | **1,324** |
| | Investments in intangible assets | -84 | -36 |
| | Investments in land and buildings | -132 | -93 |
| | Investments in plant and machinery | -201 | -494 |
| | Investments in non-current assets under constructions | -154 | -131 |
| | Property, plant and equipment sold | 169 | 86 |
| | Acquired operations | 0 | -3 |
| | **Cash flow from investing activities** | **-402** | **-671** |
| | **Free cash flow** | **1,428** | **653** |
| | Dividend to shareholders | -257 | -396 |
| | Net investment in treasury shares | 19 | -484 |
| | **Financing from shareholders** | **-238** | **-880** |
| | Financing through long-term borrowing, debt funding | 0 | 522 |
| | Financing through long-term borrowing, instalments | -485 | -111 |
| | **Cash flow from financing activities** | **-723** | **-469** |
| | **Net cash flow for the period** | **705** | **184** |
| | Cash, cash equivalents and short term debt at 1.10. | -293 | -452 |
| | Value adjustments of cash and balances | -15 | -25 |
| | Net cash flow for the period | 705 | 184 |
| 7 | **Cash, cash equivalents and short term debt at 30.06** | **397** | **-293** |

The cash flow statement cannot be extracted directly from the financial statements.

# Notes

### 1. Segment information

**Primary segment - business activities**
**Group, 2008/09**

| DKK million | Medical Care | | Not allocated and eliminations | | Total | |
|---|---|---|---|---|---|---|
| | 2008/09 | 2007/08 | 2008/09 | 2007/08 | 2008/09 | 2007/08 |
| **Revenue** | 8,820 | 8,463 | 0 | 0 | 8,820 | 8,463 |
| **Operating profit for segment** | 2,106 | 1,539 | -711 | -545 | 1,395 | 994 |

| | Group | |
|---|---|---|
| | DKK million | |
| | 2008/09 | 2007/08 |
| **2. Financial income** | | |
| Interest income | 16 | 25 |
| Fair value adjustments, share options | 0 | 75 |
| Fair value adjustments on forward contracts transferred from equity | 40 | 63 |
| Exchange rate adjustments | 0 | 35 |
| Other financial income and fees | 5 | 3 |
| **Total** | **61** | **201** |
| **3. Financial expenses** | | |
| Interest expense | 160 | 185 |
| Fair value adjustments, share options | 9 | 0 |
| Exchange rate adjustments | 56 | 0 |
| Other financial expenses and fees | 20 | 18 |
| **Total** | **245** | **203** |
| **4. Minority interests** | | |
| Minority interests at 1.10. | 1 | 2 |
| Acquisitions | 0 | 0 |
| Share of net profit from subsidiaries | 0 | 0 |
| Dividend paid | -1 | -1 |
| **Minority interests at 30.09.** | **0** | **1** |

# Notes

| | Group | |
|---|---|---|
| | DKK million | |
| | 2008/09 | 2007/08 |
| **5. Adjustment for other non-cash operating items** | | |
| Net gain/loss on non-current assets | -34 | -26 |
| Change in other provisions | -6 | -8 |
| **Total** | **-40** | **-34** |
| | | |
| **6. Changes in working capital** | | |
| Inventories | 236 | -284 |
| Trade receivables | 4 | 38 |
| Other receivables | -20 | 48 |
| Trade and other payables etc. | 100 | 102 |
| **Total** | **320** | **-96** |
| | | |
| **7. Cash, cash equivalents and short term debt** | | |
| Marketable securities | 1 | 1 |
| Cash | 1 | 1 |
| Bank balances | 628 | 192 |
| Liquid resources | 630 | 194 |
| Short-term debt | -233 | -487 |
| **Total** | **397** | **-293** |

**8. Contingent items**

**Contingent liabilities**

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

# Income statement, quarterly

Unaudited

| | | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| DKK million | | | | | | | | | |
| | | | 2007/08 | | | | 2008/09 | | |
| Note | | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| 1 | Revenue | 2,113 | 2,040 | 2,154 | 2,156 | 2,196 | 2,119 | 2,243 | 2,262 |
| | Cost of sales | -829 | -871 | -892 | -873 | -895 | -897 | -942 | -983 |
| | **Gross profit** | **1,284** | **1,169** | **1,262** | **1,283** | **1,301** | **1,222** | **1,301** | **1,279** |
| | Distribution, sales and marketing costs | -660 | -651 | -621 | -657 | -664 | -652 | -704 | -665 |
| | Administrative expenses | -235 | -231 | -203 | -213 | -194 | -160 | -153 | -107 |
| | Research and development costs | -78 | -90 | -100 | -147 | -103 | -99 | -97 | -90 |
| | Other operating income | 35 | 21 | 10 | 5 | 11 | 54 | 10 | 14 |
| | Other operating expenses | -6 | -6 | -7 | -10 | -12 | -2 | -10 | -5 |
| | **Operating profit before special items** | **340** | **212** | **341** | **261** | **339** | **363** | **347** | **426** |
| | Special items | 0 | 0 | 0 | -160 | -5 | -55 | 0 | -20 |
| 1 | **Operating profit (EBIT)** | **340** | **212** | **341** | **101** | **334** | **308** | **347** | **406** |
| 2 | Financial income | 36 | 55 | 68 | 42 | 31 | 8 | 11 | 11 |
| 3 | Financial expenses | -44 | -72 | -32 | -55 | -84 | -55 | -51 | -55 |
| | **Profit before tax** | **332** | **195** | **377** | **88** | **281** | **261** | **307** | **362** |
| | Tax on profit for the period | -93 | -55 | -106 | -23 | -79 | -73 | -86 | -90 |
| | **Net profit for the period, continuing operations** | **239** | **140** | **271** | **65** | **202** | **188** | **221** | **272** |
| 9 | Net profit for the period, discontinued operations | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | **Profit for the period** | **239** | **140** | **271** | **65** | **202** | **188** | **221** | **272** |
| | Shareholders in Coloplast A/S | 239 | 140 | 271 | 65 | 202 | 188 | 221 | 272 |
| 4 | Minority interests | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | **239** | **140** | **271** | **65** | **202** | **188** | **221** | **272** |
| | Earnings per Share (EPS) | 5 | 3 | 6 | 2 | 5 | 4 | 5 | 7 |
| | Earnings per Share (EPS), diluted | 5 | 3 | 6 | 2 | 5 | 4 | 5 | 7 |

# Other tables

Unaudited

## Impact on profit of non-recurring items

| DKK million | 12 mth 2008/09 | | | 12 mth 2007/08 | | |
|---|---|---|---|---|---|---|
| | *Reported* | *Non-recurring* | *Adjusted* | *Reported* | *Non-recurring* | *Adjusted* |
| Revenue | 8,820 | | 8,820 | 8,463 | | 8,463 |
| Cost of sales | -3,717 | | -3,717 | -3,465 | -45 | -3,420 |
| **Gross profit** | **5,103** | | **5,103** | **4,998** | **-45** | **5,043** |
| ***Gross margin*** | ***58%*** | | ***58%*** | ***59%*** | | ***60%*** |
| Distribution costs | -2,685 | | -2,685 | -2,589 | -20 | -2,569 |
| Administrative expenses | -614 | | -614 | -882 | -15 | -867 |
| R&D costs | -389 | | -389 | -415 | | -415 |
| Other operating income | 89 | 47 | 42 | 71 | 31 | 40 |
| Other operating expenses | -29 | | -29 | -29 | | -29 |
| Special items | -80 | -80 | 0 | -160 | -160 | 0 |
| **EBIT** | **1,395** | **-33** | **1,428** | **994** | **-209** | **1,203** |
| ***EBIT margin*** | ***16%*** | | ***16%*** | ***12%*** | | ***14%*** |

## Further information

### Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

### Press and the media

Morten Sørensen
Media Relations Manager, Corporate Communications
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

**Homepage**
www.coloplast.com

**Address**
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

CVR No. 69749917

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

The Coloplast logo is a registered trademark of Coloplast A/S. © 2009-11 All rights reserved Coloplast A/S, 3050 Humlebæk, Denmark.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes ostomy care, urology and continence care and wound and skin care. We operate globally and employ more than 7,000 people.